Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER by and among LAACO, LTD., CUBESMART, L.P., CS WEST MERGER SUB, L.P. and STABILITY LLC Dated as of November 15, 2021

TABLE OF CONTENTS

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 15, 2021 (this “Agreement”) is entered into by and among LAACO, Ltd., a California limited partnership (the “Company”), CubeSmart, L.P., a Delaware limited partnership (“Parent”), CS West Merger Sub, L.P., a California limited partnership and a wholly-owned subsidiary of Parent (“Merger Sub”) and Stability LLC, a Delaware limited liability company (“Stability” solely in its capacity as the managing general partner of the Company, and together with the Company, Parent and Merger Sub, each, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, the Parties hereto intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company, with the Company surviving the Merger (the “Merger”);

WHEREAS, Stability, in its capacity as the managing general partner of the Company, and The Los Angeles Athletic Club, Inc., in its capacity as a general partner of the Company, have (a) determined that it is advisable to and in the best interests of the Company and the holders of the Company’s limited partnership units, par value $10.00 per unit (the “LP Units” and together with the Company’s general partnership units, the “Units”), to enter into this Agreement and to consummate the Merger on the terms and conditions set forth herein, (b) approved the Company’s execution, delivery and performance of this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement and (c) resolved to recommend that holders of LP Units approve the adoption of this Agreement and the consummation of the transactions contemplated hereby (the “Company Recommendation”);

WHEREAS, the general partner of Parent and general partner of Merger Sub have approved this Agreement and determined that it is advisable and in the best interests of Parent and Merger Sub and their respective equityholders to enter into this Agreement and to consummate the Merger on the terms and conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, Stability has executed and delivered the Voting Agreement to the Parent; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also to prescribe certain conditions to the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1         The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CULPA, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving entity in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and, following the Merger, shall be a wholly owned Subsidiary of Parent.

Section 1.2         Closing. The closing of the Merger (the “Closing”) shall take place: (a) at 9:00 a.m., Pacific Time, no later than the third (3rd) Business Day following the satisfaction or waiver (if permissible under applicable Law) of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Winston & Strawn LLP, 333 South Grand Avenue, 38th Floor, Los Angeles, California 90071 or (b) at such other date, time, or place as agreed to in writing by Parent and the Company, including virtually by electronic exchange of signatures. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 1.3         Effective Time. Subject to the terms and conditions hereof, on the Closing Date, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of California in accordance with the applicable provisions of the CULPA. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of California or at such later time as the Parties shall agree in writing and specify in the Certificate of Merger (the “Effective Time”).

ARTICLE II

EFFECTS OF THE MERGER

Section 2.1         Effects of the Merger. The Merger shall have the effects specified in this Agreement and the applicable provisions of the CULPA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

Section 2.2         Limited Partnership Agreement. From and after the Effective Time, the limited partnership agreement of Merger Sub, as in effect as of the Effective Time, shall be the limited partnership agreement of the Surviving Entity (the “Surviving Entity Limited Partnership Agreement”) until thereafter amended as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 5.10.

Section 2.3         Limited Partner and General Partner of the Surviving Entity. Immediately upon the Effective Time, Parent shall be the sole limited partner of the Surviving Entity and the general partner of Merger Sub as of the Effective Time shall be the sole general partner of the Surviving Entity.

Section 2.4         Officers of the Surviving Entity. The officers of Merger Sub serving in such capacity immediately prior to the Effective Time shall, upon the Effective Time, be the officers of the Surviving Entity (except to the extent they have resigned as required hereby), until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

Section 2.5         Effect on Units. At the Effective Time, as a result of the Merger and without any action on the part of the equity holders of the Company or any other Person:

(a)           Merger Consideration. Each Unit issued and outstanding immediately prior to the Effective Time (other than Cancelled Units) shall at the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, automatically be cancelled and converted into the right to receive the amount per Unit in cash equal to $9,838 (as adjusted pursuant to Section 2.7 and Section 2.8 (if applicable), the “Merger Consideration”), without interest and subject to applicable withholding taxes pursuant to Section 2.6(f), whereupon such Units will cease to exist and no longer be outstanding, and each holder thereof will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon surrender of Units in accordance with Section 2.6.

(b)           Cancellation of Cancelled Units. Units that immediately prior to the Effective Time are held by the Company in treasury or by Parent or Merger Sub (collectively, “Cancelled Units”) shall at the Effective Time automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)           Merger Sub Partnership Units. At the Effective Time, each general partnership unit and each limited partnership unit in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one general partnership unit and one limited partnership unit, respectively, of the Surviving Entity.

Section 2.6         Payment.

(a)           Paying Agent; Exchange Fund. Prior to the Effective Time, Parent shall appoint, a bank or trust to act as agent (the “Paying Agent”) that is reasonably acceptable to the Company for the payment of the Merger Consideration in accordance with this Article II, and in connection therewith, Parent shall enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities, duties and obligations with respect to this Agreement which responsibilities, duties and obligations shall, if and to the extent (i) elected in writing by Stability at least five (5) Business Days prior to the Closing Date and (ii) all necessary and appropriate information and documentation has been provided by Stability to enable the Paying Agent to satisfy such obligations (including information and documentation about Stability’s members), include the payment of the applicable portion of the Merger Consideration to Stability’s members. At or prior to the time at which the Parent has received evidence reasonably acceptable to Parent that the Certificate of Merger has been filed with and accepted as effective by the office of the California Secretary of State, Parent shall deposit (or shall cause to be deposited) with the Paying Agent in trust for the benefit of the holders of Units a cash amount sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any purpose except as set forth herein. Any interest and other income derived from the Exchange Fund shall be payable to Parent or the Surviving Entity and any amounts remaining in excess of the amounts payable under this Article II shall be promptly returned to the Parent (or a designee thereof). To the extent that there are any losses with respect to any such investments, Parent shall, or shall cause an Affiliate thereof to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the aggregate Merger Consideration under this Article II. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Units to receive the Merger Consideration as provided herein.

(b)           Payment Procedures.

(i)           Promptly (but no later than two (2) Business Days) after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a certificate that immediately prior to the Effective Time represented outstanding Units (a “Certificate”) and whose Units were converted into the right to receive the Merger Consideration pursuant to Section 2.6: (A) a letter of transmittal, which shall specify that delivery shall be effected, and that risk of loss and title to Certificates held by such holder will pass, only upon delivery of such Certificates (or affidavits of loss in lieu thereof in form and substance reasonably acceptable to Parent) to the Paying Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company, and (B) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration pursuant to Section 2.6 with respect to such Units. Upon surrender of a Certificate (or affidavit of loss in lieu thereof in form and substance reasonably acceptable to Parent) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, the holder of such Certificate (or affidavit of loss in lieu thereof in form and substance reasonably acceptable to Parent) shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the Merger Consideration payable pursuant to and in accordance with the provisions of this Article II in respect of each Unit formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled.

(ii)           No holder of non-certificated Units represented by book-entry immediately prior to the Effective Time (“Book-Entry Units”) and whose Units were converted into the right to receive the Merger Consideration pursuant to and in accordance with Section 2.6 shall be required to deliver a Certificate or letter of transmittal in respect of such Book-Entry Units or surrender such Book-Entry Units to the Paying Agent in order to receive the Merger Consideration. In lieu thereof, each Book-Entry Unit shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the Merger Consideration payable pursuant to and in accordance with the provisions of this Article II in respect of each Unit formerly represented by such Book-Entry Unit, and the Book-Entry Unit so surrendered shall forthwith be cancelled.

(iii)           Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Unit, in each case, as contemplated by and in accordance with this Section 2.7(b), each Certificate or Book-Entry Unit shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by and in accordance with this Section 2.7(b). The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof in form and substance reasonably acceptable to Parent and the Company) and make such payments and deliveries with respect to Book-Entry Units upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices.

(c)           Closing of Transfer Books. From and after the Effective Time, the unit transfer books of the Company shall be closed and there shall be no further registration of transfers on the unit transfer books of the Company of the Units that were outstanding immediately prior to the Effective Time.

(d)           Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed in accordance with this Article II by the holders of Certificates or Book-Entry Units, in each case, one (1) year after the Effective Time shall be delivered to the Parent (or a designee thereof). Any holder of Certificates or Book-Entry Units (other than Cancelled Units) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Entity and Parent, which shall remain responsible for payment of the Merger Consideration for such Units as provided in this Article II, without any interest thereon; provided that, the Surviving Entity or the Parent shall only remain so responsible if such holder complies with the applicable provisions of this Article II, mutatis mutandis. Notwithstanding anything to the contrary herein, none of the Surviving Entity, Parent, Merger Sub, the Paying Agent or any other Person shall be liable to any holder of Certificates or Book-Entry Units for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)           No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

(f)           Withholding Rights. Each of Parent, the Surviving Entity and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such Taxes as it is required to deduct and withhold with respect to the making of such payment under applicable Tax Law; provided, however, that, except in the case of compensatory payments, Parent shall (a) promptly provide Stability with written notice of any amounts that Parent, the Surviving Entity or the Paying Agent intends to withhold from any payment required to be made pursuant to this Agreement reasonably in advance of such payment, (b) cooperate in good faith with Stability to seek to eliminate or reduce any such withholding or deduction, and (c) provide Stability a reasonable opportunity to provide any applicable certificates, forms or other documentation that would eliminate or reduce the requirement to deduct or withhold under applicable Law. To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Governmental Entity, such deducted, withheld and paid amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g)           Repayment of Indebtedness. At the Closing, Parent shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, the Payoff Amount pursuant to the Payoff Letter. In addition, the Company shall provide Parent with a written notice setting forth the final Payoff Amount at least three (3) Business Days prior to the Closing Date.

Section 2.7         Closing Transaction Expense Adjustment. At least five (5) Business Days prior to the Closing, the Company shall deliver to Parent its updated calculation of the total amount of Closing Transaction Expenses, itemized according to the definition of “Closing Transaction Expenses” hereunder (the “Final Closing Transaction Expenses Amount”), along with reasonably detailed supporting documentation for all such estimated components. The Company shall consider in good faith all comments or objections Parent has with respect to the Final Closing Transaction Expenses Amount or any component thereof. If the Final Closing Transaction Expenses Amount exceeds the Estimated Closing Transaction Expenses Amount by more than $500,000.00 (such excess over $500,000, the “Closing Transaction Expenses Amount Excess”), then the per Unit Merger Consideration of $9,838 specified in Section 2.5(a) shall be reduced by an amount equal to the quotient obtained by dividing the Closing Transaction Expenses Amount Excess by 167,557. If the Final Closing Transaction Expenses Amount is less than the Estimated Closing Transaction Expenses Amount by more than $500,000.00 (such shortfall over $500,000, the “Closing Transaction Expenses Amount Shortfall”, then the per Unit Merger Consideration of $9,838 specified in Section 2.5(a) shall be increased by an amount equal to the quotient obtained by dividing the Closing Transaction Expenses Amount Shortfall by 167,557. For the avoidance of doubt, in the event that the Closing Transaction Expenses Amount Excess or the Closing Transaction Expenses Amount Shortfall, as applicable, is equal to $500,000.00 or less, there shall be no adjustment to the per Unit Merger Consideration pursuant to this Section 2.7. As illustrations, (i) if the Final Closing Transaction Expenses Amount is $600,000 higher than the Estimated Closing Transaction Expenses Amount, the Closing Transaction Expenses Amount Excess shall equal $100,000 and (ii) if the Estimated Closing Transaction Expenses Amount is $600,000 higher than the Final Closing Transaction Expenses Amount, the Closing Transaction Expenses Amount Shortfall shall equal $100,000.

Section 2.8         Adjustments to Prevent Dilution. In the event that, between the date of this Agreement and the Effective Time, the Company changes the number of Units issued and outstanding as a result of a reclassification, unit split or reverse unit split, unit dividend or unit distribution, recapitalization, combination, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be correspondingly adjusted to reflect such change and to provide the holders of Units the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration. The Company shall give Parent prompt written notice of any such change (and reasonable details thereof, including the Company’s calculation of the adjusted Merger Consideration) and in any case prior to the Closing Date and Parent shall be entitled to conclusively rely on the Company in its calculation of any such adjustment in the determination of the Merger Consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company OTC Documents (other than disclosures contained or referenced in the “Risk Factors” or “Forward-Looking Statements” sections of such reports and other disclosures that are general and cautionary or similarly predictive or forward looking) filed with or furnished to the OTC Markets Group, Inc. by the Company (including any documents incorporated by reference into any of the Company OTC Documents) on or after January 1, 2021 and prior to the date of this Agreement and which are publicly available or (b) the corresponding section of the disclosure letter delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being acknowledged and agreed that (i) disclosure of any item in any section or subsection of the Company Disclosure Schedule, whether or not an explicit cross-reference appears, shall be deemed disclosure with respect to any other section or subsection to the extent the relevance of such item is reasonably apparent on the face of such disclosure, and (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Company Material Adverse Effect or that the inclusion of such item in the Company Disclosure Schedule is required), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1         Organization and Power. The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and each has all requisite limited partnership, corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign limited partnership, corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification or licensing, except in such jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the certificate of limited partnership, limited partnership agreement or similar organizational documents of the Company and each of its Subsidiaries, in each case as amended and in effect as of the date of this Agreement (including, for the avoidance of doubt, all amendments, modifications or supplements to each such organizational document).

Section 3.2         Subsidiaries. Section 3.2 of the Company Disclosure Schedule sets forth as of the date hereof a true and complete list of the Subsidiaries of the Company and indicates the jurisdiction of organization or formation of each such Subsidiary and the holder(s) of the equity interests of each such Subsidiary. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been duly authorized, validly issued and free of preemptive rights (or other similar rights) and in the case of corporations are fully paid and nonassessable. All of the outstanding shares of capital stock or equity interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of all Liens, other than Permitted Liens. As of the date hereof, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, or any joint venture, membership, partnership, voting or equity interest of any nature in, any other Person, other than the Subsidiaries of the Company and the Company JVs. There are no accrued but unpaid dividends or distributions in respect of any of equity interests of the Company.

Section 3.3         Capitalization.

(a)           Section 3.3 of the Company Disclosure Schedule accurately and completely sets forth (i) each class and series of equity interests of the Company, (ii) the aggregate number of equity interests of each such class and series, as applicable, that are authorized for issuance, (iii) the aggregate number of equity interests of each such class and series, as applicable, that are outstanding and (iv) as of November 5, 2021, a list of the names of each record equityholder of the Company and Stability, and opposite the name of each such equityholder, the number, class and series of equity interests owned by each such equityholder. All outstanding Units of the Company are duly authorized, validly issued, fully paid and nonassessable, free of preemptive rights (or other similar rights).

(b)           Except as set forth in this Section 3.3, as of the date hereof, there are no outstanding or reserved for issuance (i) equity interests or voting securities of the Company, (ii) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Unitholders may vote, (iii) securities, options, warrants, calls, rights, commitments, profits interests, stock appreciation rights, phantom stock agreements, arrangements or undertakings of any kind (an “Undertaking”) to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue or sell, or cause to be issued or sold, additional shares of capital stock or other voting or equity securities or interests of the Company or any of its Subsidiaries (or any security convertible or exercisable therefor) or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, profits interest, agreement, arrangement or Undertaking (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”) or (iv) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.

(c)           Except for the limited partnership agreement of the Company and the operating agreement of Stability, there are no voting agreements, voting trusts, partnership agreements, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party or subject to with respect to the voting of, restricting the transfer or sale of, or providing for registration rights with respect to, the capital stock or other equity interests of the Company or any of its Subsidiaries.

Section 3.4         Authority.

(a)           The Company and Stability have the requisite limited partnership power or limited liability company power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is or is contemplated hereby to be a party and, subject to obtaining the Unitholder Approval, to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Agreement to which it is or is contemplated hereby to be a party by the Company and Stability and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary limited partnership action on the part of the Company, subject to obtaining the Unitholder Approval and filing the Certificate of Merger with the Secretary of State of the State of California, and no other action on the part of the Company or any governing body of the Company is necessary to authorize the execution, delivery or performance of this Agreement and each of the Ancillary Agreements to which the Company is or is contemplated hereby to be a party and the performance by the Company of its obligations hereunder and thereunder and the consummation of the Merger and the other transactions contemplated hereby and thereby.

(b)          This Agreement has been, and each of the Ancillary Agreements to which the Company or Stability is or is contemplated hereby to be a party at or prior to the Closing will be, duly and validly executed and delivered by the Company and Stability and, assuming the due and valid authorization, execution and delivery of this Agreement and each Ancillary Agreement by Parent and Merger Sub, as applicable, constitutes a valid, legal and binding obligation of the Company enforceable against the Company in accordance with its terms, except as limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws of general applicability affecting or relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (clauses (i) and (ii) collectively, the “Enforceability Exceptions”).

(c)          On or prior to the date hereof, Stability and The Los Angeles Athletic Club, Inc. have (a) determined that it is advisable to and in the best interests of the Company and the limited partners of the Company to enter into this Agreement and each Ancillary Agreement to which the Company is or is contemplated hereby to be a party and to consummate the Merger on the terms and conditions set forth herein, (b) approved the Company’s execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Company is or is contemplated hereby to be a party and the consummation of the Merger and other transactions contemplated hereby and thereby and (c) resolved to make the Company Recommendation. None of the foregoing actions by Stability and The Los Angeles Athletic Club, Inc. have been rescinded or modified and such actions are in full force and effect, and no other approval by a general partner of the Company is necessary to approve the Merger.

(d)          Assuming the accuracy of the representations and warranties in Section 4.8, the Unitholder Approval is the only vote of the holders of capital stock of the Company required to adopt this Agreement and each Ancillary Agreement to which the Company is or is contemplated hereby to be a party and approve the Merger and the other transactions contemplated hereby and thereby. The votes of the Units subject to the Voting Agreement are sufficient to obtain the Unitholder Approval, and no other vote by a limited partner (whether record owner or beneficial owner) is necessary to obtain the Unitholder Approval.

Section 3.5          Consents and Approvals; No Violations. Except as may be required under, and other applicable requirements of, the CULPA, the rules and regulations of the OTC Markets Group, Inc. and state securities or “blue sky” laws, in each case, as set forth on Section 3.5 of the Company Disclosure Schedule and as otherwise set forth on Section 3.5 of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement or any Ancillary Agreement to which the Company is or is contemplated hereby to be a party by the Company nor the consummation by the Company of the transactions contemplated hereby or thereby will (i) subject to obtaining the Unitholder Approval, contravene, conflict with, or result in any violation or breach of any provision of the certificate of limited partnership agreement or limited partnership agreement of the Company or of the similar organizational documents of any of the Company’s Subsidiaries (assuming the accuracy of the representations and warranties in Section 4.8), (ii) require the Company to make any material notice to, or filing with, or obtain any material permit, authorization, consent or approval of, any Governmental Entity of competent jurisdiction, (iii) assuming compliance with the matters referred to in clause (ii), contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order or (iv) require any consent by any Person under, constitute a default or an event that, with or without notice, lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, or acceleration of any material right or material obligation under, or the loss of a material benefit under, any Material Contract, or result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries.

Section 3.6          Company OTC Documents; Financial Statements.

(a)          Since January 1, 2018, the Company has filed with or furnished to the OTC Markets Group, Inc., on a timely basis, all quarterly and annual reports and other documents required to be filed with or furnished to the OTC Markets Group, Inc. under applicable rules of the OTC Markets Group, Inc. (collectively with any amendments thereto, the “Company OTC Documents”). As of their respective filing dates (or if amended, as of the date of such amendment), the Company OTC Documents complied as to form in all material respects with the applicable requirements of the OTC Markets Group, Inc.

(b)          The Company has made available to Parent: (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2019, and the related consolidated statements of income and comprehensive income, changes in partners’ capital, and cash flows for each of the years ended on such dates (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2021, and the related consolidated statements of income and comprehensive income, changes in partners’ capital, and cash flows for the nine (9) month period ended on such date (the “Unaudited Interim Financial Statements” and, collectively with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (x) present fairly in all material respects the financial position of the Company and its Subsidiaries and the results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the periods covered thereby and (y) were prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”), subject, in the case of Unaudited Interim Financial Statements (in which GAAP was applied in connection with such calculation but which might not be presented in accordance with GAAP), to the exclusion of footnotes, normal recurring year-end adjustments and other presentation items which are not material in the aggregate to the Company and its Subsidiaries, taken as a whole. All financial books and records of the Company and its Subsidiaries are accurate and complete and maintained in accordance with applicable Laws in all material respects.

(c)          The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d)          Section 3.6(d) of the Company Disclosure Schedule sets forth (i) a complete and accurate amount of accrued Indebtedness of the Company and its Subsidiaries as of October 31, 2021 (other than Indebtedness in respect of swaps which are as of November 10, 2021), as well as (ii) a reasonable and good faith projected estimate of Indebtedness of the Company and its Subsidiaries (other than Indebtedness in respect of swaps) and Closing Transaction Expenses, in each case, existing as of the Closing Date (such estimate of the amount of Closing Transaction Expenses, the “Estimated Closing Transaction Expenses Amount”).

Section 3.7          Absence of Certain Changes or Events.

(a)          From September 30, 2021 through the date hereof, except directly in connection with the Company’s sale process, including the Transactions contemplated by this Agreement, and for any COVID-19 Responses taken or omitted to be taken by the Company or any of its Subsidiaries, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and have not taken any action that, if taken after the date hereof, would require Parent’s consent pursuant to Section 5.1(b) (other than clauses (ix) and (xv) of Section 5.1(b)).

(b)          From September 30, 2021 through the date hereof, there has not been a Company Material Adverse Effect.

Section 3.8          Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s unitholders or at the time of the Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub in writing specifically for inclusion therein.

Section 3.9          Compliance with Laws; Permits.

(a)          The Company and its Subsidiaries (i) are, and for the past three (3) years have been, in compliance in all material respects with all Laws and Orders applicable to the Company and its Subsidiaries, and (ii) to the Knowledge of the Company, are not under investigation by any Governmental Entity with respect to, and have not been threatened to be charged with or given notice by any Governmental Entity of, any material violation of any such Law or Order. Each of the Company and its Subsidiaries has in effect all licenses, certificates, authorizations, consents, permits, approvals and other similar authorizations of, from or by a Governmental Entity necessary for it to own, lease or operate its properties and assets and to carry on its business as currently conducted and that are material to the Company and its Subsidiaries individually or taken as a whole (collectively, “Permits”). No material default has occurred under, and there exists no event that, with or without notice, lapse of time or both, would result in a material default under, or would give to others any right of revocation, non-renewal, material adverse modification or cancellation of, any such Permit, and for the past three (3) years, neither the Company nor any of its Subsidiaries has received any cease and desist letters or material written inquiries from any Governmental Entity with respect to any such Permit, except, in each case, as would not be material to the Company and its Subsidiaries taken as a whole. This Section 3.9 does not relate to Tax matters (which are the subject of Section 3.10), labor and employment matters (which are the subject of Section 3.13), Company Benefit Plan and ERISA matters (which are the subject of Section 3.14), Intellectual Property Rights matters (which are the subject of Section 3.15), environmental matters (which are the subject of Section 3.18) and privacy matters (which are the subject of Section 3.23).

Section 3.10          Tax Matters.

(a)          The Company and its Subsidiaries have properly filed with the appropriate Governmental Entities all Income Tax Returns and all other material Tax Returns which are required to be filed by them, and have paid all Taxes shown thereon as due and payable. The Company and its Subsidiaries are not currently the beneficiary of any extension of time with which to file any Tax Return. There are no Liens for Taxes (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries.

(b)          All material Taxes that the Company or any of its Subsidiaries was required to withhold or collect have been withheld or collected and have been paid over in the appropriate amounts to the proper Governmental Entities.

(c)          Since January 1, 2018, none of the Company or any of its Subsidiaries has received any written notice of reassessment, deficiency, claim, adjustment or proposed adjustment or any other written notice indicating an intent to open an audit or other review in connection with any material Taxes, which notice has not been satisfied by payment or been withdrawn, and there are no pending audits, examinations, or administrative or judicial proceedings regarding any material Taxes of the Company or any of its Subsidiaries.

(d)          None of the Company or any of its Subsidiaries has current waivers or extensions in effect with respect to any statute of limitations in respect of any Taxes or has agreed to a Tax assessment or deficiency that has not been paid or otherwise satisfied.

(e)          Neither the Company nor any of its Subsidiaries is party to or bound by any Tax allocation, Tax sharing or Tax indemnity Contract (other than any such Contract entered into in the ordinary course of business the principal purpose of which is not Taxes).

(f)          Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (regardless of the effective dates).

(g)          No written claim has been made by a taxing authority within the past five years in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to Taxes assessed by or required to file Tax Returns in such jurisdiction.

(h)          Neither the Company nor any of its Subsidiaries (i) is, or has ever been, a member of an affiliated group filing a consolidated, combined, unitary or similar Tax Return (other than any such group consisting only of the Company and/or any of its Subsidiaries), (ii) has any liability for the Taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), by contract (other than any contract entered into in the ordinary course of business the principal purpose of which is not Taxes), as a transferee or successor or by operation of Law or (iii) has ever been classified as an association taxable as a corporation for federal Tax purpose.

(i)          Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to be governed by Section 355(a) of the Code within the past two years.

(j)          For U.S. federal income tax purposes, the Company was, since the date of its formation until Closing an entity taxed as a partnership for U.S. federal income tax purposes. Since January 1, 1988, the Company has been a publicly traded partnership properly classified as a partnership pursuant to Section 7704(c) of the Code.

(k)          The Company has provided to Parent true and complete copies of all federal, state and local Income Tax Returns that have been filed by the Company and each of its Subsidiaries for the last three (3) taxable years and any material written communication with any Governmental Entity relating thereto.

(l)          This Section 3.10 contains the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to any Tax matters.

Section 3.11          Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of the type that would be required by GAAP to be reflected on the consolidated balance sheet of the Company, other than liabilities and obligations (i) reserved against or reflected in the Company’s consolidated balance sheet as of September 30, 2021 included in the Company OTC Documents (including in the notes thereto), (ii) incurred in the ordinary course of business consistent with past practice since September 30, 2021 (none of which are liabilities arising from any breach of contract, breach of warranty, tort or violation of Law), (iii) incurred in connection with the Company’s entry into this Agreement or the Company’s sale process, including the Transactions contemplated by this Agreement and the performance of the transactions contemplated by this Agreement or (iv) that would not be material individually or in the aggregate.

Section 3.12          Litigation. As of the date hereof, and for the past three (3) years, there is and has been no material Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of the Real Property or any of the respective assets or businesses of the Company and its Subsidiaries and there is and for the past three (3) years has been no material Order imposed upon or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective assets, properties or businesses.

Section 3.13          Labor Matters.

(a)          Section 3.13(a) of the Company Disclosure Schedule contains, as of dates not earlier than October 23, 2021, a list of all persons who are employees of the Company or any of its Subsidiaries, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) employing or contracting entity; (ii) employee ID number (if applicable); (iii) title or position (including whether full or part time); (iv) exemption status (if applicable); (v) location; (vi) hire date (if applicable); (vii) current annual base compensation, hourly rate or fee arrangement; (viii) commission, bonus or other incentive-based compensation (if applicable); (ix) annual vacation accrual rates and current accrual balances (if applicable); and (x) leave of absence status, (if applicable), including type of leave and expected return to work date, if known. None of the Company or any of its Subsidiaries is party to any collective bargaining agreement or collective bargaining relationship with respect to employees of the Company or any such Subsidiary with any labor organization. Since January 1, 2020, the Company and its Subsidiaries have complied in all material respects with all Laws relating to employment or other service relationships, including but not limited to provisions thereof relating to worker classification, wages, hours, equal opportunity, employment discrimination, disability rights, plant closure or mass layoff issues, affirmative action, leaves of absence, occupational health and safety, workers compensation and unemployment insurance, collective bargaining, unfair labor practices and the payment of social security and other Taxes. There are no material Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the U.S. Equal Employment Opportunity Commission or any Governmental Entity or arbitrator concerning or relating to any labor, safety or employment matters. There are no pending or, to the Knowledge of the Company, threatened petitions or other demands for recognition by any union, works counsel, or other labor organization before any Governmental Entity.

(b)          Section 3.13(b) of the Company Disclosure Schedule contains, as of September 30, 2021, a list of all individuals who are independent contractors of the Company or any of its Subsidiaries that received payments in 2021 in excess of $50,000, and sets forth for each such individual amount paid to the independent contractor in 2021 through September 30, 2021 with the amount paid to such person in 2020.

(c)          The Company has complied with the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and, as of the date hereof, has no plans to effectuate or cause to be effectuated a “plant closing” or “mass layoff” (each as defined in the WARN Act) affecting any site of employment or facility of the Company.

(d)          This Section 3.13 contains the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to any labor or employment matters.

Section 3.14          Employees and Company Benefit Plans.

(a)          Schedule 3.14(a) contains a list of each Company Benefit Plan. With respect to each Company Benefit Plan, the Company has made available to Parent copies of, as applicable: (i) the current plan document and all amendments thereto, or where the Company Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (ii) the most recent summary plan description provided to participants and all summaries of material modifications thereto; (iii) the most recent favorable determination, advisory or opinion letter received from the Internal Revenue Service; (iv) the most recently filed Form 5500 annual report and accompanying schedules and attachments thereto;(v) the most recent related trust, insurance or annuity agreement or other funding instrument; and (vi) and any material notices, letters, or other correspondence with or from any Governmental Entity relating to Company Benefit Plan during the past three (3) years.

(b)          Each Company Benefit Plan has been maintained and administered in material compliance with its terms and all applicable Laws, including but not limited to ERISA and the Code. Any Company Benefit Plan that is intended be “qualified”, within the meaning of Section 401(a) of the Code, is subject to a favorable determination, advisory or opinion letter from the IRS and, to the Knowledge of the Company, no circumstances exist that would be reasonably expected to result in any such letter being revoked. Each trust created under any such Company Benefit Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation.

(c)          None of the Company or any of its Subsidiaries or respective ERISA Affiliates maintains, sponsors, contributes to (or has any obligation to contribute to) or has or could have any liability with respect to: (i) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA; (ii) any Multiemployer Plan; (iii) any “multiple employer plan” within the meaning of Section 210 of ERISA or Code Section 413(c), (iv) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; (v) a plan subject to the minimum funding rules of Section 302 of ERISA or Code Section 412; and (vi) any post-employment or post-retirement medical, dental, disability, hospitalization, life or other welfare benefits (whether insured or self-insured) to any former or current employee of the Company, except as required by applicable Law, including COBRA.

(d)          None of the Company or any of its Subsidiaries has engaged in any transaction with respect to any Company Benefit Plan that would be reasonably likely to subject such Person to any material Tax under Section 4975 of the Code or liability under Section 406 of ERISA.

(e)          All contributions, premiums and payments that are due have been made for each Company Benefit Plan within the time periods prescribed by the terms of such plan, all applicable Laws and GAAP, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles.

(f)          There is no pending or, to the Knowledge of the Company, threatened Action (other than any routine claim for benefits) with respect to any Company Benefit Plan that would result in material liability to the Company and its Subsidiaries. No Company Benefit Plan is or, within the last three (3) years, has been the subject of an investigation, examination or audit by a Governmental Entity, is the subject of an application or filing under, is a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(g)          Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event(s)) could (i) result in any material payment or benefit becoming due to any current or former employees of the Company, or (ii) accelerate, in any material respect, the time of payment or vesting of any amounts due to any current or former employees or other service providers of the Company, (iii) trigger any funding of compensation or benefits, or increase the amount payable or trigger any other obligation, under any Company Benefit Plan, or (iv) limit or restrict the right of the plan sponsor or the Parent to merge, amend or terminate any Company Benefit Plan or any related contract.

(h)          Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event(s)) will result in “excess parachute payments” within the meaning of Code Section 280G, liability for excise tax under Section 4999 of the Code, or any other amount that would not be deductible under Code Section 280G.

(i)          Each Company Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has at all times been operated in compliance with all applicable requirements of Section 409A of the Code and the related Treasury Regulations. Neither the Company nor any of its Subsidiaries has any obligation to indemnify, gross-up, reimburse, make-whole or hold harmless any current or former employee or related individual for any tax liability relating to Sections 4999 or 409A of the Code.

(j)          The Company and its Subsidiaries have at all times since January 1, 2016 properly classified each provider of services to the Company and its Subsidiaries as an employee or independent contractor, as the case may be, for all purposes relating to each Company Benefit Plan for which such classification could be relevant.

(k)          This Section 3.14 contains the sole and exclusive representations and warranties of the Company with respect to any Company Benefit Plan or ERISA matters.

Section 3.15          Intellectual Property.

(a)          Section 3.15(a) of the Company Disclosure Schedule identifies each item of Registered IP that is owned by the Company and its Subsidiaries as of the date hereof, including the jurisdiction in which such Registered IP has been registered or filed and the applicable registration or serial number, and the unregistered trademarks and service marks, in each case that are Owned Intellectual Property and that are material to the operation of the business of Company or any its Subsidiaries as presently conducted. The Registered IP is valid, subsisting and, to the Knowledge of the Company, enforceable.

(b)          Section 3.15(b) of the Company Disclosure Schedule identifies (i) all material license agreements pursuant to which Intellectual Property Rights used in the business of the Company and its Subsidiaries are licensed to the Company or its Subsidiaries (other than any standard non-exclusive license agreements for commercially available off-the-shelf software and software-as-a-service for an annual or one-time license fee of less than $100,000), and (ii) all material license agreements pursuant to which the Company and its Subsidiaries have licensed to any third party any Intellectual Property Rights (other than non-exclusive licenses to customers, distributors, dealers, resellers, sales representatives, suppliers, vendors, consultants, or contractors or other business partners entered in the ordinary course of business). The Contracts identified on Section 3.15(b) of the Company Disclosure Schedule shall be considered Material Contracts.

(c)          To the Knowledge of the Company, the Company and its Subsidiaries each owns, licenses or otherwise has the right to use, free and clear of any Lien other than Permitted Liens, all of the Intellectual Property Rights (including all rights of publicity of any third party) necessary for the operation of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

(d)          The operation of the business of Company and its Subsidiaries and the Owned Intellectual Property is not infringing, misappropriating or otherwise violating, and has not infringed, misappropriated or otherwise violated during the past three (3) years, any Intellectual Property Rights or rights of publicity of any third party, and to the Knowledge of the Company, no third party is materially infringing, misappropriating or otherwise violating any Owned Intellectual Property.

(e)          No written claim or proceeding is pending against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, alleging that the operation of the business of the Company or any of its Subsidiaries or any Owned Intellectual Property is infringing, misappropriating or otherwise violating any Intellectual Property Rights or rights of publicity of any third party.

(f)          To the Company’s Knowledge, the Company and its Subsidiaries have taken commercially reasonable measures to prevent the unauthorized disclosure and use of all trade secrets and other confidential information included within the Owned Intellectual Property or owned by another Person and held by the Company or any of its Subsidiaries pursuant to a written nondisclosure obligation.

(g)          The computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems that are owned or used by the Company and its Subsidiaries (“Company Systems”) are materially sufficient for the conduct of the business of the Company and its Subsidiaries as presently conducted, and to the Knowledge of the Company, during the past three (3) years, there has been no unauthorized access, use, intrusion, or breach of security, or failure, breakdown, or other adverse event affecting any Company Systems, that has caused any substantial disruption of or interruption in or to the use of such Company Systems or the conduct of the business of the Company or any of its Subsidiaries. To the Company’s Knowledge, the Company and its Subsidiaries (i) have taken commercially reasonable actions to protect the integrity and security of the Company Systems and the data and other information stored or processed thereon, and (ii) maintain commercially reasonable backup and data recovery and business continuity plans and procedures.

(h)          To the Company’s Knowledge, the Company and its Subsidiaries have for the past three (3) years complied in all material respects with all applicable Laws and Contracts, as well as any of their own rules, policies and procedures if applicable, relating to the use of the rights of publicity of any other Person in connection with its business, including the name, image, likeness, performance, voice, nickname, signature, biographical information, and any other characteristics, image or means whatsoever associated with any such Person or by which such Person may be recognized, and all rights of publicity used by or on behalf of the Company are used with the express permission of the subject Person. No claim has been asserted or threatened in writing (or, to Knowledge of the Company, otherwise) in the past three (3) years alleging a violation of the rights of publicity of any Person, including any false endorsement, by the Company or any of its Subsidiaries, and the consummation of the transaction contemplated hereby will not breach in any material respect or otherwise cause any material violation of any applicable Laws or Contracts, or the Company’s or any of its Subsidiaries’ own rules, policies or procedures if applicable, related to the use of the rights of publicity of any other Person.

(i)          This Section 3.15 contains the sole and exclusive representations and warranties of the Company with respect to any Intellectual Property Rights matters.

Section 3.16          Material Contracts.

(a)          Section 3.16 of the Company Disclosure Schedule sets forth a complete list, as of the date of this Agreement, of the following Contracts to which the Company or any of its Subsidiaries is a party to or bound by (the Contracts set forth on such section of the Company Disclosure Schedule, collectively, the “Material Contracts”):

(i)          any employment agreement or employment contract with any officer, individual independent contractor, or employee of the Company or any of its Subsidiaries that provides for payments by the Company or any of its Subsidiaries in excess of $150,000 per annum or providing for severance benefits, and any collective bargaining agreement or other agreement with any labor union or other labor organization;

(ii)         any Contract that (A) contains any covenant restricting or limiting the ability of the Company or any of its Subsidiaries to (1) engage in any line of business, (2) compete with any Person or (3) solicit any Person (including, but not limited to customers, contractor service providers, employees, vendors or suppliers), in each of the foregoing cases (1) through (3), in any geographic area; (B) provides for “most favored nation” or similar pricing terms in favor of a third party; (C) establishes an exclusive sale obligation or minimum advance purchase commitment in favor of a third party or (D) otherwise prohibits the Company or any of its Subsidiaries from freely engaging in any material business;

(iii)        any lease or similar agreement under which (A) the Company or any of its Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third party or (B) the Company or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any third party, any tangible personal property owned or leased by the Company or any of its Subsidiaries, in the case of each of clauses (A) and (B) which provides for future payments by the Company or any of its Subsidiaries in excess of $200,000 per annum;

(iv)        any agreement or contract under which the Company or any of its Subsidiaries has borrowed any money or issued any note, indenture or other evidence of Indebtedness or guaranteed Indebtedness of others (other than intercompany Indebtedness);

(v)         any joint venture Contracts, partnership agreements or limited liability company agreements with a third party (including with respect to each Company JV);

(vi)        Contracts in effect as of the date hereof that require the Company or any of its Subsidiaries to dispose of or acquire any assets (other than in the ordinary course of business), capital stock (or other equity securities) or properties (other than in the ordinary course of business), or any merger or business combination or other similar transaction, in each case (A) involving consideration in excess of $250,000, or (B) under which the Company or any of its Subsidiaries has any material future payment obligations (including earn-out, deferred or contingent payments) or potential material liability to any other Person;

(vii)       Contracts that constitute an agreement under which the Company or any of its Subsidiaries has purchased or sold real property and the Company or any such Subsidiary has uncompleted financial obligations in excess of $500,000;

(viii)      Contracts under which a Person other than the Company or any of its Subsidiaries provides property management services to the Company or any of its Subsidiaries, in each case which provides for future payments by the Company or any of its Subsidiaries in excess of $250,000 per annum;

(ix)         Contracts with a Material Supplier;

(x)          Contracts for capital expenditures by the Company or any of its Subsidiaries in each case involving amounts in excess of $200,000;

(xi)         Contracts under which the Company or any of its Subsidiaries has granted a Lien (other than by a Permitted Lien) on any material assets;

(xii)        Contracts with an independent contractor who is an individual providing for annual payments in excess of $50,000;

(xiii)       Contracts granting any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any material assets of the Company or any of its Subsidiaries;

(xiv)      Contracts with any Governmental Entity involving amounts in excess of $100,000 or otherwise material to the Company or its Subsidiaries;

(xv)       Contracts that materially limit the ability of the Company or any of its Subsidiaries from (A) owning, operating, selling, transferring, pledging or otherwise disposing of any material assets or property or (B) making distributions or dividends;

(xvi)      any other agreement, contract, lease or license, in each case not included in clauses (i)-(xv) foregoing or set forth on Section 3.16 of the Company Disclosure Schedule, to which the Company or any of its Subsidiaries is a party or by or to which any of its assets are bound or subject, which provides for future payments by the Company or any of its Subsidiaries in excess of $300,000 per annum (other than leases of real property); and

(xvii)     any commitment to enter into any of the foregoing described in clauses (i) through (xv).

(b)          The Company has made available to Parent accurate and complete copies of each Contract required to be listed on Section 3.16 of the Company Disclosure Schedule, in each case, as amended or otherwise modified and in effect. Each Material Contract is valid and binding on the Company or its applicable Subsidiary and enforceable in accordance with its terms against the Company or such Subsidiary and, to the Knowledge of the Company, each other party thereto (except as limited by the Enforceability Exceptions). The Company or its applicable Subsidiary, and, to the Company’s Knowledge, each of the other parties thereto, has performed all obligations required to be performed by it as of the date hereof under each Material Contract except where any such non-performance is not or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. During the past three (3) years, neither the Company nor any of its Subsidiaries has received written notice of any default, breach or violation under any Material Contract or intent of the counterparty to such Material Contract to materially reduce its business with the Company and its Subsidiaries.

Section 3.17          Real and Personal Property.

(a)          Owned Real Property. Section 3.17(a) of the Company Disclosure Schedule sets forth the address of each Owned Real Property and the owner of title thereto. With respect to each Owned Real Property: (i) either the Company or a Subsidiary (as the case may be) has good and marketable fee simple title to such Owned Real Property, which shall be free and clear of all Liens as of the Closing Date, except Permitted Liens, (ii) other than the right of Parent and Merger Sub pursuant to this Agreement and as set forth in Section 3.17(a)(ii) of the Company Disclosure Schedule, or as otherwise disclosed in any title commitments regarding any of the Owned Real Property, in each case that have been made available by the Company to the Parent or its agents prior to the date hereof, to the Knowledge of the Company there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, (iii) no condemnation proceeding or other proceeding by any Governmental Entity relating to the taking or condemnation of such Owned Real Property is pending or, to the Knowledge of the Company, threatened with respect to any portion of such Owned Real Property, (iv) such Owned Real Property and the buildings or improvements situated thereon are in compliance in all material respects with any building, zoning, and other land use Laws or land use ordinances and regulations applicable thereto or to the ownership and operation thereof, and the current use of such Owned Real Property does not violate any such Laws in any material respects, (v) except as a result of the Company and its Subsidiaries development, construction, expansion or repairs and maintenance in the ordinary course of business (A) the Company or its applicable Subsidiary has adequate rights of vehicular and pedestrian ingress and egress from and to such Owned Real Property for operation of the business of the Company and its Subsidiaries at such Owned Real Property and (B) all buildings and improvements located on such Owned Real Property are in good condition and repair and sufficient for the operation of the business of the Company and its Subsidiaries as conducted thereon without any patent defects except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, (vi) neither the Company nor any Subsidiary is a party to any power purchase agreements, energy contracts or similar agreements regarding the Owned Real Property, (vii) to the Knowledge of the Company, neither the Company nor any Subsidiary has received written notice of the breach by Company or any Subsidiary of any easements, covenants or restrictions recorded against or benefiting the Owned Real Property or any portion thereof, and (viii) there are no applications or proceedings now pending for a reduction in the assessed valuation of or a change in the assessments levied against any Owned Real Property, and no special assessments have been levied, or to the Knowledge of the Company, are pending, against such Owned Real Property..

(b)          Leased Real Property. Section 3.17(b) of the Company Disclosure Schedule sets forth a true and complete list of all leases, subleases, and other real property agreements (including conditional leases, amendments, extensions, subordination, non-disturbance and attornment agreements, renewals, other agreements and guaranties with respect thereto) (each a “Material Real Property Lease”) pertaining to the use, occupancy, or possession pursuant to which the Company or any of its Subsidiaries is a tenant, subtenant, licensee or other permitted occupant as of the date of this Agreement (such real property, the “Leased Real Property”, together with the Owned Real Property, the “Real Property”), which list includes the names of landlord and tenant and the street address of each Leased Real Property. True and complete copies of all Material Real Property Leases have been made available to Parent. With respect to each Leased Real Property: (i) each Material Real Property Lease is in full force and effect and valid and binding on the Company or its Subsidiary party thereto, enforceable in accordance with its terms (subject to proper authorization and execution of such Material Real Property Lease by the other party thereto and except as limited by the Enforceability Exceptions), (ii) none of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, none of the other parties thereto, are in monetary breach or default or material nonmonetary breach or default under such Material Real Property Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time, or both, would constitute any such a breach or default, or permit the termination, modification, or acceleration of rent under such Material Real Property Lease (other than pursuant to commercially reasonable extension or rent escalation provisions), (iii) to the Knowledge of the Company, there are no outstanding options, rights of first offer, or rights of first refusal for the Company to purchase all or a portion of such Leased Real Property, (iv) the other party to such Material Real Property Lease is not an Affiliate of the Company or its Subsidiaries, (v) except as a result of the Company and its Subsidiaries development, construction, expansion, or repairs and maintenance in the ordinary course of business the Company or its applicable Subsidiary has adequate rights of vehicular and pedestrian ingress and egress from and to such Leased Real Property for operation of the business of the Company and its Subsidiaries at such Leased Real Property and (vi) all leasing commissions and other brokerage fees due from or payable by the Company or its Subsidiaries have been paid in full.

(c)          Company Leased Real Property. Section 3.17(c) of the Company Disclosure Schedule sets forth a true and complete list of all leases subleases, licenses, sublicenses, and all other agreements for the use, occupancy or possession (including amendments, extensions, renewals, guaranties, and other agreements with respect thereto) (each a “Material Company Lessor Real Property Lease”) of Real Property (such Real Property or portion thereof, the “Company Leased Real Property”) pursuant to which the Company or any of its Subsidiaries is the lessor as of the date of this Agreement, except for (i) any leases with self-storage tenants entered into in the ordinary course of business (but a true and correct copy of the rent rolls for the Real Property are set forth on Section 3.17(c)(i) of the Company Disclosure Schedule ), (ii) any licenses or leases for storage of recreational vehicles and (iii) any boat slip licenses or leases and dry storage rentals entered into with members of the California Yacht Club in the ordinary course of business. For the avoidance of doubt, club memberships shall not be deemed to be leases or licenses of real property hereunder. True and complete copies of all Material Company Lessor Real Property Leases have been made available to Parent. With respect to each Company Leased Real Property: (i) each Material Company Lessor Real Property Lease is in full force and effect and valid and binding on the Company or its Subsidiary party thereto, enforceable in accordance with its terms (subject to proper authorization and execution of such Material Company Lessor Real Property Lease by the other party thereto and except as limited by the Enforceability Exceptions), (ii) none of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, none of the other parties thereto, are in monetary breach or default, or material nonmonetary breach or default, under any Material Company Lessor Real Property Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time, or both, would constitute such a breach or default, or permit the termination, modification, or acceleration of rent under such Material Company Lessor Real Property Lease (other than pursuant to commercially reasonable extension or rent escalation provisions), (iii) to the Knowledge of the Company, no tenant under any Material Company Lessor Real Property Lease is entitled to receive, or will become entitled to receive, from the applicable Company or Subsidiary counterparty thereunder any abatement, concession, rebate, allowance, free rent, or reduction of or credit or offset against rent thereunder, except as expressly provided by the terms of such Material Company Lessor Real Property Lease, (iv) except with respect to possible future obligations regarding casualty and condemnation set forth in the Material Company Lessor Real Property Leases, all obligations of the Company or its Subsidiary under such Material Company Lessor Real Property Lease with respect to the performance of construction work, the making of improvements or the installation of equipment or materials required to have been performed have been fully observed and performed in all material respects, (v) except as set forth in Section 3.17(b)(v) of the Company Disclosure Schedule, or as otherwise disclosed in any title commitments regarding any of the Company Leased Real Property, in each case that have been made available by the Company to the Parent or its agents prior to the date hereof, to the Knowledge of the Company, there are no outstanding options, rights of first offer, or rights of first refusal to purchase all or a portion of Material Company Lessor Real Property Lease (other than its leasehold tenancy for a specified term) in any portion of the Company Leased Real Property, (vi) the other party to such Material Company Lessor Real Property Lease is not an Affiliate of the Company or its Subsidiaries, (vii) to the Knowledge of the Company, the other party to such Material Company Lessor Real Property Lease has not (X) commenced a voluntary case or had entered against it an order for relief under any chapter of the Federal Bankruptcy Code or any similar order or decree under any Laws, (Y) caused, suffered or consented to the appointment of a receiver, trustee, administrator, conservator, sequestrator, liquidator, or similar official in any federal, state or foreign judicial or non-judicial proceeding to hold, administer or liquidate all or substantially all of its assets, or (Z) made an assignment for the benefit of creditors, (viii) all leasing commissions and other brokerage fees due from or payable by the Company or its Subsidiaries have been paid in full, (ix) the other party to such Material Company Lessor Real Property Lease has not exercised any right or option (i) to terminate such Material Company Lessor Real Property Lease prior to the end of the term thereof, (ii) to lease additional premises pursuant such Material Company Lessor Real Property Lease or (iii) reduce or relocate the premises demised by such Material Company Lessor Real Property Lease, and (x) the other party to such Material Company Lessor Real Property Lease has not given the Company or its Subsidiaries any written notice of its intention to vacate the Company Leased Real Property prior to the end of the term of such Material Company Lessor Real Property Lease.

(d)          Section 3.17(d) of the Company Disclosure Schedule lists (i) each Owned Real Property and each Leased Real Property that is under development, construction or expansion as of the date hereof, and (ii) all real properties under contract or currently proposed for development or commencement of construction by the Company or any of its Subsidiaries pursuant to binding agreements, in the case of each of clauses (i) and (ii), other than repairs and maintenance in the ordinary course of business.

(e)          Except with respect to the Las Vegas Land, the Company has made available to the Parent true, complete and correct copies of all of the most recent title insurance commitments and surveys in the Company’s possession pertaining to the Real Property or any portion thereof. Neither the Company nor any Subsidiary is in material default under, or in material breach of, any Permitted Lien, and to the Knowledge of the Company, no other party to any Permitted Lien is in material default under, or in material breach of, any Permitted Lien. No insurance company which has issued a policy of insurance covering any part of the Real Property, or any board of fire underwriters or other body exercising similar functions, has required the Company or its Subsidiaries to make any repairs or do any work with respect to or on any part of any of the Real Property that has not been materially completed. No casualty event has occurred at or with respect to any of the Real Property in the past twenty-four (24) months except as would not reasonably be expected to be material to the applicable Real Property as of the date hereof. The Real Property constitutes all of the real property currently owned, leased or occupied by the Company or any of its Subsidiaries and that are necessary to conduct and operate the business of the Company and its Subsidiaries as currently conducted and operated.

(f)          Except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries have good title to, or a valid leasehold interest in, the tangible personal property used or held for use by them in connection with the conduct of their business as conducted on the date hereof free and clear of all Liens, except Permitted Liens.

Section 3.18          Environmental Laws.

(a)          The Company and its Subsidiaries are in, and since January 1, 2019, have been in compliance in all material respects with all Environmental Laws.

(b)          The Company and its Subsidiaries hold, and, since January 1, 2019, have complied in all material respects with, all material Environmental Permits required for the lawful conduct of their respective businesses as presently conducted.

(c)          None of the Company or any of its Subsidiaries has received any currently unresolved written notice of any material violation of, or material liability arising under any Environmental Laws.

(d)          To the Knowledge of the Company, none of the Company or any of its Subsidiaries has caused, and to the Knowledge of the Company, no other Person has caused, any release of a Hazardous Substance on the Owned Real Property or Leased Real Property that would reasonably be expected to require the Company or any of its Subsidiaries to investigate or remediate under any Environmental Law that, in each case or in the aggregate, would reasonably be expected to result in material liability to the Company.

(e)          To the Company’s Knowledge, there are no underground storage tanks operated by the Company or any of its Subsidiaries as of the Closing Date at any Owned Real Property or Leased Real Property.

(f)          None of the Company or any of its Subsidiaries is currently subject to any order or decree of a Governmental Entity requiring the Company to take future affirmative actions relating to compliance with Environmental Laws or Environmental Permits or the cleanup of Hazardous Substances and no litigation or enforcement proceeding is pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries under any Environmental Law.

(g)          The Company and its Subsidiaries have provided to Buyer the most recent Phase I environmental site assessment reports and, to the Knowledge of the Company, Phase II reports in the Company’s or any Subsidiary’s possession, or control related to the Owned Real Property or Leased Real Property.

(h)          This Section 3.18 contains the sole and exclusive representations and warranties of the Company with respect to any environmental matters, including any matters arising under Environmental Laws or related to Hazardous Substances.

Section 3.19          Insurance Policies. Section 3.19 of the Company Disclosure Schedule contains a list, as of the date hereof, of the insurance policies maintained by the Company and its Subsidiaries. All insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon, have been paid, and neither the Company nor any of its Subsidiaries is in material breach of or material default under any such insurance policies. As of the date hereof, the Company has not received any written notice of termination, cancellation or non-renewal with respect to any such insurance policy, and there is no claim pending under any such insurance policies as to which coverage has been denied or disputed, or for which rights with respect to coverage have been reserved, by the underwriters of such policies.

Section 3.20          Brokers. No broker, finder, investment banker, financial advisor or other similar Person, other than Eastdil Secured and Duff & Phelps as provided in Section 3.21, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 3.21          Opinion of Financial Advisors. The managing members of Stability have received an opinion of Duff & Phelps, to the effect that, as of the date of such opinion and based upon and subject to the various matters and limitations set forth therein, the Merger Consideration to be received by the holders of the Units in the Merger is fair, from a financial point of view, to such holders, other than Parent and its Affiliates (without giving effect to any impact of the Transactions on any particular holder of Units other than in its capacity as a holder of Units).

Section 3.22          Related Party Transactions. Except for club memberships at the Los Angeles Athletic Club and/or the California Yacht Club and any compensation or other employment arrangements entered into between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and (a) any Affiliate (including any officer or director) thereof (but not including any wholly owned Subsidiary of the Company), on the other hand or (b) to the Knowledge of the Company solely with respect to Units not owned by Stability LLC, any beneficial owner, directly or indirectly, of three percent (3%) or more of the outstanding Units, on the other hand. No Affiliates (including any director or officer) of the Company or any of its Subsidiaries (i) possess, directly or indirectly, any material financial interest in (other than ownership of up to 5% of the shares of any person which is listed on any national securities exchange or traded in the over-the-counter market), or is a director or officer of any Person (other than the Company and its Subsidiaries) that is a material client, supplier, customer, lessor, lessee or competitor of the Company or any of its Subsidiaries or (ii) owns any material property right, tangible or intangible, which is used by the Company or any of its Subsidiaries in the conduct of its business in any material respect.

Section 3.23          Privacy and Data Security. The practices of the Company and its Subsidiaries with regard to the collection, storage, dissemination, safeguarding, and use (collectively, “Processing”) of Personal Information are in accordance in all material respects with publicly-posted written online privacy policies and written internal policies of the Company and its Subsidiaries, applicable Laws regulating the Processing of Personal Information, applicable industry standards to which the Company and its Subsidiaries are bound by Contract (including, as applicable, the Payment Card Industry Data Security Standard), and provisions of applicable Contracts regulating the Processing of Personal Information (collectively, the “Privacy Commitments”). The Company and its Subsidiaries have in place commercially reasonable internal information security safeguards designed to protect the Personal Information Processed by the Company and its Subsidiaries. There has been no material loss of, or unauthorized access, use, disclosure or modification of any Personal Information maintained or owned by the Company and its Subsidiaries, and the Company and its Subsidiaries have not received any written notice of such. Neither the Company nor any Subsidiary (i) is, to the Knowledge of the Company, under investigation by any Governmental Entity for a violation of any Privacy Commitments; or (ii) during the past three (3) years (A) has received any written notices or audit requests from a Governmental Entity relating to any such violations and/or (B) has been sued or otherwise received a formal legal complaint or written demand regarding violation of any Privacy Commitments. To the Knowledge of the Company, the execution, delivery and performance of this Agreement and the transactions contemplated hereby complies in all material respects with the Company’s and each Subsidiary’s applicable consents, privacy notices and policies and with all applicable Privacy Commitments. This Section 3.23 contains the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to any privacy matters.

Section 3.24          Company JVs.

(a)          Section 3.24 of the Company Disclosure Schedule sets forth (i) the jurisdiction of organization or formation of each Company JV and (ii) the number of authorized, issued and outstanding capital stock or other equity interests of each Company JV and (iii) the number of issued and outstanding capital stock or other equity interests of each Company JV held by the Company and the name, as of the date hereof, of the other equityholders thereof. All of the outstanding shares of capital stock or other equity interests of each Company JV have been duly authorized, validly issued and free of preemptive rights. All of the outstanding shares of capital stock or equity interests of each Company JV owned by the Company as set forth on Section 3.24 of the Company Disclosure Schedule are owned by the Company free and clear of all Liens, other than Permitted Liens. There are no other outstanding or reserved for issuance securities, options, warrants, calls, rights, commitments, profits interests, stock appreciation rights, phantom stock agreements, arrangements or undertakings of any kind to which any Company JV is a party or by which any of them is bound obligating such Company JV to issue or sell, or cause to be issued or sold, additional shares of capital stock or other voting or equity securities or interests of such Company JV (or any security convertible or exercisable therefor) or obligating such Company JV to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, profits interest, agreement, arrangement or undertaking.

(b)          Neither the execution, delivery or performance of this Agreement or any Ancillary Agreement to which the Company is or is contemplated hereby to be a party by the Company nor the consummation by the Company of the transactions contemplated hereby or thereby will (i) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of any Company JV, (ii) require any Company JV to make any notice to, or filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity of competent jurisdiction or (iii) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of any Company JV.

(c)          The Company JVs (i) are, and for the past three (3) years, as applicable, have been, in compliance in all material respects with all Laws and Orders applicable to the Company JVs, and (ii) are not under investigation by any Governmental Entity with respect to, and have not been threatened to be charged with or given notice by any Governmental Entity of any material violation of, any such Law or Order. Each of the Company JVs has in effect all licenses, certificates, authorizations, consents, permits, approvals and other similar authorizations of, from or by a Governmental Entity necessary for it to own, lease or operate its properties and assets and to carry on its business as currently conducted and that are material to the Company and its Subsidiaries and the Company JVs individually or taken as a whole.

(d)          There is no material Action pending or, to the Knowledge of the Company, threatened in writing against any Company JV, and there is no material Order imposed upon or, to the Knowledge of the Company, threatened in writing against any Company JV.

(e)          This Section 3.24 contains the sole and exclusive representations and warranties of the Company with respect to the Company JVs.

Section 3.25          Certain Assets.

(a)          Except as set forth on Section 3.25 of the Company Disclosure Schedule, the Company and its Subsidiaries have good and marketable title to, a valid leasehold interest in, or a valid license to use, all tangible personal property assets (and for the avoidance of doubt excluding any real property assets that are the subject of Section 3.17) of the Company and its Subsidiaries (i) reflected on the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2021 as owned or used by the Company or any of its Subsidiaries, and (ii) acquired after the date of the such balance sheet (except in the case of each of clauses (i) and (ii) as have been disposed of since September 30, 2021 in the ordinary course of business) which, together, are all of the material tangible personal property assets owned or used by the Company and its Subsidiaries, free and clear of any Liens other than Permitted Liens.

(b)          All machinery, equipment and other fixed assets owned by the Company and its Subsidiaries are in the possession of, and under the control of, the Company and its Subsidiaries and located at the Owned Real Property and the Leased Real Property.

(c)          The material tangible personal property assets of the Company and its Subsidiaries that, as of the date hereof, are owned, leased or licensed by the Company and its Subsidiaries are in reasonably good operating condition and repair in all material respects and subject to ordinary wear and tear.

Section 3.26          Suppliers. Section 3.26 of the Company Disclosure Schedule sets forth a complete list of the ten (10) largest suppliers of the Company and its Subsidiaries determined based on the aggregate amount paid by the Company or its applicable Subsidiary for goods or services in the twelve (12)-month period ended September 30, 2021 (each, a “Material Supplier”). No Material Supplier has ceased, terminated or materially reduced its relationship with the Company and its Subsidiaries during the past twelve (12) months or has delivered written notice to the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened in writing that it intends to take any such action either before or after the date of this Agreement.

Section 3.27          No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE III OR ANY ANCILLARY AGREEMENT, NEITHER THE COMPANY, NOR ANY OTHER PERSON ACTING ON BEHALF OF THE COMPANY MAKES ANY REPRESENTATION OR WARRANTY TO PARENT OR MERGER SUB, EXPRESS OR IMPLIED. THE COMPANY ACKNOWLEDGES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN ARTICLE IV OR ANY ANCILLARY AGREEMENT, NONE OF PARENT, MERGER SUB NOR ANY OTHER PERSON ACTING ON BEHALF OF PARENT OR MERGER SUB MAKES ANY REPRESENTATION OR WARRANTY TO THE COMPANY, EXPRESS OR IMPLIED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding section of the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that (i) disclosure of any item in any section or subsection of the Parent Disclosure Schedule, whether or not an explicit cross-reference appears, shall be deemed disclosure with respect to any other section or subsection only to the extent to which the relevance of such item is reasonably apparent on the face of such disclosure, and (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Parent Material Adverse Effect or that the inclusion of such item in the Parent Disclosure Schedule is required), Parent and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

Section 4.1          Organization and Power. Parent is a limited partnership and Merger Sub is a California limited partnership, in each case, duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and each has all requisite limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing as a foreign corporation or limited liability company (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification or licensing, except in such jurisdictions where the failure to be so qualified or licensed or to be in good standing would not constitute a Parent Material Adverse Effect. For purposes of this Agreement, a “Parent Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that, individually or in the aggregate, materially impairs, materially delays or prevents, or would reasonably be expected to materially impair, materially delay or prevent, Parent or Merger Sub from consummating the Merger. Parent has made available to the Company true, complete and correct copies of the organizational or governing documents of Parent and Merger Sub, in each case as amended and in effect as of the date of this Agreement (including, for the avoidance of doubt, all amendments, modifications and supplements to each such organizational document).

Section 4.2          Merger Sub.

(a)          All of the issued and outstanding partnerships interests of Merger Sub is, and at the Effective Time will be, owned by Parent free and clear of all Liens.

(b)          Merger Sub has been formed solely for the purpose of the Merger and, prior to the Effective Time, will have engaged in no other business activities and will have owned no assets and incurred no liabilities or obligations other than in connection with the transactions contemplated hereby and by the Ancillary Agreements and activities incidental to its formation.

Section 4.3          Authority. Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is or is contemplated hereby to be a party and to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Agreement to which it is or is contemplated hereby to be a party by Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary actions on the part of each of Parent and Merger Sub. This Agreement has been, and each of the Ancillary Agreements to which Parent or Merger Sub is or is contemplated hereby to be a party prior to Closing will be, duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due and valid authorization, execution and delivery of this Agreement and each Ancillary Agreement by the Company, as applicable, constitutes a valid, legal and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as limited by the Enforceability Exceptions. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Ancillary Agreements or the Transactions. The vote or consent of Parent as the general partner of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Ancillary Agreements or the Merger or the Transactions, and no other action on the part of Parent or Merger Sub or any governing body of Parent or Merger Sub is necessary to authorize the execution, delivery or performance of this Agreement and each of the Ancillary Agreements to which Parent or Merger Sub is or is contemplated hereby to be a party and the performance by Parent and Merger Sub of their obligations hereunder and thereunder and the consummation of the Merger and the other transactions contemplated hereby and thereby.

Section 4.4          Consents and Approvals: No Violations. Except as may be required under, and other applicable requirements of, the CULPA, state securities or “blue sky” laws, neither the execution, delivery or performance of this Agreement or any Ancillary Agreement to which Parent or Merger Sub is or is contemplated hereby to be a party by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby will (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws, or similar organizational documents, of Parent or Merger Sub or any other Subsidiary of Parent, (ii) require Parent or Merger Sub or any other Subsidiary of Parent to make any notice to, or filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity of competent jurisdiction, (iii) assuming compliance with the matters referred to in clause (ii), contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order or (iv) require any consent by any Person under, constitute a default, or an event that, with or without notice, lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any material right or material obligation under, or the loss of a material benefit under, any Contract to which Parent or Merger Sub or any other Subsidiary of Parent is a party, or result in the creation or imposition of any Lien on any asset of Parent or Merger Sub or any other Subsidiary of Parent.

Section 4.5          Information Supplied. None of the written information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s unitholders or at the time of the Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of the Company or its Subsidiaries.

Section 4.6          Litigation. There is no Action pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries (including Merger Sub) or any of their properties, rights or assets that constitutes a Parent Material Adverse Effect. There is no Order imposed upon or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries (including Merger Sub) or any of their properties, rights or assets that constitutes a Parent Material Adverse Effect.

Section 4.7     Financing. Parent has sufficient unrestricted cash on hand and available under currently existing, valid and binding credit facilities and committed debt facilities to enable Parent and Merger Sub to consummate on a timely basis the Transactions and to pay all of Parent’s and Merger Sub’s related fees and expenses. Attached hereto as Exhibit B is a true and complete copy of the executed debt commitment letter, dated as of November 15, 2021 by and among Parent, CubeSmart, a Maryland REIT, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (as amended, modified, terminated or replaced, the “Debt Commitment Letter” and the amount committed to be funded therein, the “Debt Financing”). In no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing be a condition to Parent’s and Merger Sub’s obligation to consummate the Transactions. The Debt Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement and the commitment contained in the Debt Commitment Letter has not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. The Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto. There are no conditions precedent or contingencies related to the funding of the full amount of the Debt Financing other than as set forth in the Debt Commitment Letter, and other than any fee letters (a true and correct copy of which have been provided to the Company with only fees, economic terms and “market flex” provisions redacted), there are no side letters or other contracts or arrangements (oral or written) related to the Debt Financing other than the Debt Commitment Letter. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement pursuant to the Debt Commitment Letter. As of the date hereof, no party to the Debt Commitment Letter has notified Parent of its intention to terminate the Debt Commitment Letter or not to provide its applicable portion of the Debt Financing. To the Knowledge of Parent, there is no fact, occurrence or condition that would cause the commitments provided in the Debt Commitment Letter to be terminated. Each of Parent and Merger Sub is solvent on the date hereof, will not be rendered insolvent by performance of its obligations under this Agreement and the Transactions, and will not be undercapitalized upon consummation of this Agreement and the Transactions. Immediately after giving effect to the Transactions, Parent and each of its Subsidiaries (including the Surviving Entity) shall be able to pay its debts as they become due, shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) and shall have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or its Subsidiaries (including the Surviving Entity).

Section 4.8     No Ownership of Company Units. Except for this Agreement, as of the date hereof and at all times prior to the time that is immediately prior to the Effective Time, neither Parent nor any of its Subsidiaries (including Merger Sub) (a) beneficially owns Units, directly or indirectly, (b) has (i) the right to acquire Units pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise or (ii) the right to vote Units pursuant to any agreement, arrangement or understanding; or (c) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting, or disposing of Units with any person that beneficially owns, or whose affiliates or associates beneficially own, directly or directly, Units.

Section 4.9     No Stockholder and Management Arrangements. Except as expressly authorized by the Company, as of the date hereof, neither Parent or Merger Sub, nor any of their respective Affiliates, is a party to any Contracts with any unitholder, director, officer or other Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Ancillary Agreements, the Merger or any other transactions contemplated by this Agreement or the Ancillary Agreements, or the Surviving Entity or any of its Subsidiaries, businesses or operations (including as to continuing employment).

Section 4.10     Brokers. No broker, finder, investment banker, financial advisor or other similar Person, other than those, the fees and expenses of which will be paid by Parent or its Affiliates, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates.

Section 4.11     Inspection; No Other Company Representations or Warranties. Each of Parent and Merger Sub is an informed and sophisticated purchaser, and has engaged expert advisors experienced in the evaluation and purchase of companies such as the Company and its Subsidiaries as contemplated hereunder. Each of Parent and Merger Sub has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the Ancillary Agreements and the Transactions. Each of Parent and Merger Sub has received all materials relating to the business of the Company and its Subsidiaries and the Company JVs which it has requested and has been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any such information or of any representation or warranty made by the Company hereunder, or by any Unitholder in any letter of transmittal, or to otherwise evaluate the merits of the Transactions. Each of Parent and Merger Sub acknowledges that the Company and its Subsidiaries and the Company JVs have given Parent and Merger Sub such access to the key employees, documents and facilities of the Company and its Subsidiaries and the Company JVs (if any) as each of Parent and Merger Sub, in its sole discretion, has determined to be necessary or desirable for purposes of Parent’s and Merger Sub’s evaluation, negotiation and implementation of the Transactions. The Company and its Subsidiaries and their Representatives have answered to Parent’s and Merger Sub’s satisfaction all inquiries that Parent, Merger Sub or their respective Representatives have made concerning the business of the Company and its Subsidiaries and the Company JVs or otherwise relating to the Transactions. Each of Parent and Merger Sub agrees that, at the Closing, it shall accept the Company and its Subsidiaries and the Company JVs in the condition they are in based upon Parent’s and Merger Sub’s own inspection, examination and determination with respect thereto as to all matters, and without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company and its Subsidiaries and the Company JVs, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that none of the Company nor its Subsidiaries nor the Company JVs make any representation or warranty with respect to (a) any projections, estimates or budgets delivered to or made available to Parent or Merger Sub of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and its Subsidiaries and the Company JVs or the future business and operations of the Company and its Subsidiaries and the Company JVs or (b) any other information or documents made available to Parent, Merger Sub or their respective counsels, accountants or advisors with respect to the Company and its Subsidiaries and the Company JVs, or their business, assets, liabilities or operations, except as expressly set forth in this Agreement.

Section 4.12     No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE IV OR ANY ANCILLARY AGREEMENT, NONE OF PARENT, MERGER SUB NOR ANY OTHER PERSON ACTING ON BEHALF OF PARENT OR MERGER SUB MAKES ANY REPRESENTATION OR WARRANTY TO THE COMPANY OR THE UNITHOLDERS, EXPRESS OR IMPLIED. EACH OF PARENT AND MERGER SUB ACKNOWLEDGES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN ARTICLE III OR ANY ANCILLARY AGREEMENT, NONE OF THE COMPANY NOR ANY OTHER PERSON ACTING ON BEHALF OF THE COMPANY MAKES ANY REPRESENTATION OR WARRANTY TO PARENT OR MERGER SUB, EXPRESS OR IMPLIED.

ARTICLE V

COVENANTS

Section 5.1     Conduct of Business by the Company Pending the Merger.

(a)            From and after the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with Article VII, except (i) with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement, (iii) as otherwise set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall, and shall cause its Subsidiaries to carry on its business in all material respects in the ordinary course of business, consistent with past practice, and use commercially reasonable efforts to preserve its business organization intact and maintain existing relations with customers, suppliers and other third parties with whom the Company and its Subsidiaries have significant business relationships; provided, however, that no action by the Company or its Subsidiaries with respect to matters permitted by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action would constitute a breach of such other provision of Section 5.1(b).

(b)            Without limiting the generality of Section 5.1(a), from and after the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with Article VII, except (i) with the prior written consent of Parent (which consent, as to paragraphs (iv), (vi), (vii), (ix), (xi), (xii), (xiv), (xvi), (xviii) and (xx), shall not be unreasonably withheld, delayed or conditioned), (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement, (iv) as required by any Material Contract to which the Company or any of its Subsidiaries is a party or is bound, or (v) as otherwise set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)            declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its partnership units or equity interests, except for dividends or distributions by a Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company;

(ii)            split, combine, subdivide, adjust, amend the terms of, redeem, repurchase or reclassify any of its capital stock or equity interests;

(iii)            issue, sell, transfer, assign, acquire, contribute or grant or authorize the issuance, sale, assignment, transfer, acquisition, contribution or grant of any Units or any securities convertible into Units or any option, warrant or other right to acquire or receive any Units or other equity securities of the Company;

(iv)            amend or authorize the amendment of the certificate of limited partnership or limited partnership agreement of the Company, or amend or authorize the amendment of other similar organizational documents of any of its Subsidiaries;

(v)            acquire (by merger, consolidation, purchase of stock or assets or otherwise) any fee interest in real property or any entity, business or assets that constitute a business or division of any Person;

(vi)            other than contemplated by the capital budget of the Company made available to Parent prior to the date hereof or in connection with making emergency repairs, make any capital expenditures that exceed $250,000 in the aggregate;

(vii)            other than in the ordinary course of business consistent with past practice, sell, lease, license, encumber (other than Liens securing indebtedness permitted under clause (viii) below or Permitted Liens) or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise) any entity, business or assets for a purchase price or, if no purchase price is received, with a value in excess of, $1 million individually or $3 million in the aggregate;

(viii)         create, incur, assume or otherwise be liable with respect to, or modify in any material respect the terms of, any Indebtedness, in each case, except as set forth on and not in excess of the amounts set forth on Section 3.6(d) of the Company Disclosure Schedule;

(ix)            other than in the ordinary course of business consistent with past practice, renew or extend, amend in any material respect or terminate any Material Contract, Material Real Property Lease or Material Company Lessor Real Property Lease or enter into or materially amend any Contract that, if existing on the date hereof, would be a Material Real Property Lease, Material Company Lessor Real Property Lease or Material Contract, in each case of the types referred to in clauses (ii), (v) and (vi) of Section 3.16(a), other than entering into any Contract to the extent effecting a capital expenditure, acquisition, disposition, or other transaction permitted by this Section 5.1(b);

(x)            sell or transfer any of the Real Property or portion thereof or interest therein, or subject or encumber any of the Real Property or portion thereof or interest therein to or with any new Liens (other than Permitted Liens in the ordinary course of business);

(xi)            except in the case of an emergency, voluntarily demolish or remove any of the existing buildings or improvements, or erect new buildings or improvements, on the Real Property or any portion thereof, subject to any ordinary course actions following any casualty or condemnation;

(xii)          fail to pay or perform its material obligations under any Material Real Property Lease or maintain the Real Property in substantially the same condition as existing on the date of this Agreement, subject to ordinary wear and tear, casualty and condemnation;

(xiii)          adopt or enter into a plan of complete or partial liquidation, restructuring, capitalization, reorganization or dissolution;

(xiv)         waive, settle, cancel, release or compromise any pending or threatened Action against the Company or any of its Subsidiaries, other than waivers, settlements or agreements for an amount not in excess of $500,000 individually or $3 million in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof);

(xv)           except as required by any Company Benefit Plan as in effect on the date immediately prior to the date hereof or applicable Law, (A) increase the compensation or severance benefits of any director, officer, individual independent contractor or employee of the Company or any of its Subsidiaries, except for regularly scheduled increases in base salary to non-executive officers in the ordinary course of business consistent with past practice, (B) adopt any material new employee benefit plan or arrangement or materially amend, modify or terminate any existing Company Benefit Plan, in each case other than (1) offer letters that are entered into in the ordinary course of business consistent with past practice with newly hired employees who are not executive officers and that do not provide for any severance benefits (other than under an existing severance plan or policy of the Company or any of its Subsidiaries) or (2) renewal of expiring annual employee health and benefit plans consistent with past practices, (C) recognize any union, works council or other labor organization as the representative of any of the employees of the Company or any of its Subsidiaries or enter into any collective bargaining agreements (D) take any action to fund or in any way secure the payment of compensation or benefits under any Company Benefit Plan or (E) exercise any discretion outside the ordinary course of business to pay or accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan;

(xvi)            (A) fail to prosecute, maintain or renew any material Registered IP (unless the subject trademark is not being used in commerce), (B) take any action or fail to take any action where such action or omission would reasonably be expected to result in any loss, lapse, abandonment, cancellation, invalidity or unenforceability of any material Owned Intellectual Property, (C) assign, transfer or convey any right, title or interest in and to any Owned Intellectual Property, or (D) license any Owned Intellectual Property on an exclusive basis;

(xvii)            make any material change in financial accounting methods, principles, policies or practices of the Company or any of its Subsidiaries, or material changes in depreciation or amortization policies or rates theretofore adopted by the Company or any of its Subsidiaries, except insofar as may be required by GAAP (or any interpretation or enforcement thereof) or applicable Law;

(xviii)            except as required by applicable Law, make, change or rescind any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting to the extent such action would adversely affect the Company and its Subsidiaries in any material respect, settle or compromise any material U.S. federal, state, local or foreign Tax liability, audit, claim or assessment (other than real property tax settlements entered into in the ordinary course of business consistent with past practice), enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund;

(xix)            guarantee any Indebtedness of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

(xx)            fail to maintain in full force and effect any material insurance policies or comparable replacement policies covering the Company and its Subsidiaries and their respective properties, assets and businesses, in a form and amount consistent with the activities of the Company or such Subsidiary in the ordinary course of business;

(xxi)            take any action, the result of which is casualty, loss, damage or destruction of any property that is material to the Company and its Subsidiaries, taken as a whole, and that is not covered by insurance;

(xxii)            enter into, amend or waive any provision of, any Contract related to the sale of the Club Assets or the Las Vegas Land;

(xxiii)            enter into any new line of business outside of the Company’s and its Subsidiaries’ existing businesses on the date of this Agreement; or

(xxiv)            agree to take, make any commitment to take, any of the foregoing.

(c)            Notwithstanding anything to the contrary contained in this Agreement, at any time and from time to time prior to the Closing, the Company and its Subsidiaries shall be permitted (but not obligated) to take or refrain from taking any COVID-19 Response or any other action that the Company reasonably believes is necessary for the Company or its Subsidiaries to (x) respond to or mitigate the adverse effects of COVID-19 on the business of the Company and its Subsidiaries, or (y) comply with any COVID-19 Measures or any applicable Laws or Orders of any Governmental Entity, including applicable Laws or orders issued in response to COVID-19, and any such action taken or omitted to be taken in accordance with this Section 5.1(c) shall in no event be deemed to result in a breach of Section 5.1.

Section 5.2     Exclusivity. From immediately after the execution and delivery of this Agreement and through the Closing (or the earlier termination of this Agreement pursuant to Article VII), the Company will not, and the Company will cause its Subsidiaries not to, and will not authorize or permit any of their respective directors, general partners, officers, other managing persons, or agents to, directly or indirectly, take any action to solicit, encourage, facilitate, maintain, continue, initiate or engage in negotiations with, any Person (other than Parent, Merger Sub and their respective Representatives acting in such capacity) concerning any merger or recapitalization of the Company, any sale of all or a material portion of the assets or equity interests of the Company or any of its Subsidiaries (other than in the ordinary course of business) or similar transaction involving the Company and its Subsidiaries (in each case, other than the Club Assets or the Las Vegas Land) (an “Acquisition Transaction”). The Company will, and will cause its Subsidiaries and their respective directors, officers, general partners and agents to, terminate any and all negotiations with any third party regarding any proposal concerning or that could reasonably be expected to lead to any Acquisition Transaction.

Section 5.3     Proxy Statement.

(a)            As promptly as reasonably practicable after the date hereof (and in any event within seven (7) Business Days after the date hereof), the Company shall prepare and mail to Unitholders a proxy statement relating to the Unitholders Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”), and Parent and the Company shall cooperate in good faith with each other in connection with the preparation of the Proxy Statement. The Proxy Statement shall include the Company Recommendation. Parent agrees to provide or cause to be provided all information reasonably necessary to prepare the Proxy Statement with respect to itself, its Affiliates and their respective Representatives as may be reasonably requested by the Company for inclusion in the Proxy Statement.

(b)            Subject to applicable Law, at least two (2) Business Days prior to mailing the Proxy Statement, the Company shall provide Parent with an opportunity to review and comment on the Proxy Statement and shall consider in good faith any of Parent’s comments thereon.

(c)            If, at any time prior to the receipt of the Unitholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, as the case may be, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto, and the Company and Parent shall cooperate in good faith in, to the extent required by applicable law, the prompt amendment of, or supplement to, the Proxy Statement and dissemination of the information contained in such amendment or supplement to the unitholders of the Company. Nothing in this Section 5.3(c) shall limit the rights or obligations of any Party under any other paragraph of this Section 5.3.

Section 5.4     Unitholders Meeting. Subject to Section 5.3, Stability and the Company will take, in accordance with applicable Law and the limited partnership agreement of the Company, all action necessary to duly call, give notice of, convene and hold a meeting of holders of Units (including any adjournment or postponement thereof as permitted by this Section 5.4, the “Unitholders Meeting”) as promptly as reasonably practicable following mailing of the Proxy Statement to the Company’s unitholders, to consider and vote upon the adoption of this Agreement; provided, that the Company may postpone or adjourn to a later date the Unitholders Meeting (but in any case, as early as reasonably practicable) (i) with the written consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of Units to adopt this Agreement, whether or not a quorum is present, (iv) if required by applicable Law or (v) to allow reasonable additional time for the dissemination of any reasonably necessary supplement or amendment to the Proxy Statement sufficiently in advance of a vote on this Agreement. The Company shall use its reasonable best efforts to lawfully obtain the Unitholder Approval, including actively soliciting proxies in favor of the adoption of this Agreement at the Unitholders Meeting.

Section 5.5     Reasonable Best Efforts; Filings; Other Actions.

(a)            Subject to the terms and conditions of this Agreement, each Party shall in good faith cooperate with the other Parties and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in a reasonably prompt manner, the Transactions, including by (i) obtaining (and cooperating with the other Parties in obtaining) any Governmental Authorizations required to be obtained in connection with the Transactions, and making any and all registrations and filings that are necessary or reasonably advisable to obtain the approval or waiver from, or to avoid any Action by, any Governmental Entity; (ii) defending any Action, whether brought by a Governmental Entity or other third party, seeking to challenge this Agreement or the Transactions, including by seeking to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Transactions; and (iii) executing any certificates, instruments or other documents (in each case, in form and substance reasonably acceptable to each Party) that are necessary to consummate and make effective the Transactions and to fully carry out the purposes and intent of this Agreement.

(b)            Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall promptly notify the other of any substantive communication with, and furnish to such other Party copies of any notices or written communications received by such Party or any of its respective Affiliates from any third party or Governmental Entity with respect to the Transactions, and each such Party shall permit counsel to such other Party an opportunity to review in advance, and each such Party shall consider in good faith the views of the other Party’s counsel in connection with, any proposed communications by either such Party, as applicable, and/or its respective Affiliates to any Governmental Entity concerning the Transactions; provided that neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall enter into any agreement with any Governmental Entity without the written consent of the other Party. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, agrees to provide, to the extent permitted by the applicable Governmental Entity, the other Party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Entity, on the other hand, concerning or in connection with the Transactions. Any materials exchanged in connection with this Section 5.5 may be redacted or withheld to the extent necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, that each Party may, as it deems advisable and necessary, designate any materials provided to the other Party under this Section 5.5 as “outside counsel only.”

(c)            Without limiting the generality of the provisions of this Section 5.5, the “reasonable best efforts” of Parent and Merger Sub shall include Parent’s and Merger Sub’s offer to take, and if such offer is accepted, Parent’s and Merger Sub’s agreement to take, at its own expense, all actions necessary to obtain any Governmental Authorization under any antitrust, competition, merger control or trade regulatory law (“Antitrust Law”), including negotiating and effecting by consent agreement or order, hold separate arrangement, undertaking or otherwise, the divestiture of assets, or any form of behavioral remedy, on such terms as may be required by any Governmental Entity. The “reasonable best efforts” of the Company shall not require the Company or any of its Subsidiaries or any Company JV or any of their respective Affiliates to take any action to expend any money to remedy any breach of any representation or warranty hereunder, to obtain any consent required for consummation of the Transactions or to provide financing to Parent for consummation of the Transactions.

(d)            All filing fees with any Governmental Entity under applicable Antitrust Laws, together with any other fees payable to a Governmental Entity in connection with the contemplated transactions, shall be borne by Parent.

(e)            Upon Parent’s request, and at no cost to the Company or its Subsidiaries, the Company, or its applicable Subsidiary, shall (i) request the execution of and use good faith efforts to obtain a commercially reasonable estoppel prepared by Parent from (A) any Material Company Lessor Real Property Lease tenant, subtenant, licensee or other permitted occupant listed on Section 5.5(e) of the Company Disclosure Schedule and (B) any Material Real Property Lease landlord or sublandlord listed on Section 5.5(e) of the Company Disclosure Schedule; provided, however, it shall not be a condition to Parent’s obligation to close that any such estoppel be so obtained, and (ii) deliver customary title affidavits and any other information, affidavits or deliveries that First American Title Insurance Company may reasonably require to issue Parent’s Title Policy and to issue the ALTA 35-06, Texas Form T-19.2, CLTA 100.23 or other local equivalent.

Section 5.6     Access and Reports.

(a)            Subject to applicable Law, from and after the date of this Agreement to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries to, afford to Parent, Merger Sub and each of their Representatives, reasonable access (including for the purposes of integration prior to Closing), during normal business hours, to its officers, employees, properties, offices and other facilities, books, Contracts and records; provided, that (i) the foregoing shall not require the Company or any of its Subsidiaries to permit access to (A) any inspection or any information that would violate any of its obligations with respect to confidentiality in effect pursuant to a written Contract as of the date hereof, (B) any information that is subject to attorney-client privilege or other privilege or trade secret protection or the work product doctrine or (C) information that in the reasonable opinion of the Company would result in a breach of a written Contract to which the Company or any of its Subsidiaries are bound as of the date hereof, (ii) any such investigation shall any such investigation shall not involve any intrusive sampling or testing and shall be conducted in such a manner as not to unreasonably interfere with the normal business or operations of the Company or its Subsidiaries or otherwise result in any undue burden with respect to the prompt and timely discharge by employees of the Company or its Subsidiaries of their normal duties, (iii) any such access that is onsite or in-person shall be conducted in accordance with reasonable onsite or reasonably in-person guidelines which constitute a COVID-19 Response.

(b)            Each of Parent and Merger Sub, shall, and shall cause their respective Representatives and Affiliates to, hold and treat in confidence all documents and information concerning the Company and its Subsidiaries and the Company JVs and furnished to Parent or Merger Sub or any of their respective Representatives in connection with the transactions contemplated by this Agreement in accordance with that certain Nondisclosure Agreement, dated August 12, 2021, between Parent and the Company (as further amended or otherwise modified from time to time, the “Confidentiality Agreement”) as if all such documents and information were Evaluation Material (as defined in the Confidentiality Agreement), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms, subject to the terms of this Agreement.

(c)            For a period of six (6) years after the Closing, Parent shall use commercially reasonable efforts to retain the books and records (including personnel files) of the Company and its Subsidiaries relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company and its Subsidiaries; and upon reasonable written notice, afford Stability reasonable access (including the right to scan and make photocopies), during normal business hours, to such books and records and to personnel of the Company to the extent reasonably necessary to permit Stability to access such books and records to prepare any required financial statements, Tax filings or regulatory filings in respect of periods ending on or prior to Closing, in connection with Actions or Tax audits against, compliance with applicable Laws by, Stability or any of its Affiliates. Unless otherwise consented to in writing by Stability, Parent shall not, for a period of six (6) years after the Closing, destroy, alter or otherwise dispose of any books and records and other materials of the Company and its Subsidiaries, or any portions thereof, relating to periods prior to the Closing without first offering to surrender to Stability such books and records or such portions thereof.

Section 5.7     Publicity. The initial press release issued by Parent and the Company concerning this Agreement and the Transactions shall be a joint press release, the contents of which shall have received prior written approval from both such Parties, and thereafter, until the Effective Time, Parent and the Company shall consult with each other in good faith, including providing reasonable opportunity to review and comment (without undue delay appropriate to the need for such communication), before issuing any broadly-disseminated, generally applicable employee communication, press release or public statement with respect to the Transactions and shall not issue any such press release, employee communication or public statement prior to such consultation with the other Party; provided that the restrictions set forth in this Section 5.7 shall not apply to any press release, employee communication, public statement or other announcement issued or made, or proposed to be issued or made, by (a) Parent or the Company to the extent required by applicable Law or by obligations pursuant to any listing agreement with any securities exchange or trading market, (b) Parent or the Company with respect to terms of the Transactions relating specifically to treatment of employees or (c) Parent, Merger Sub or the Company that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party hereto in accordance with this Section 5.7, including investor conference calls, filings with the OTC, or other publicly disclosed documents. Nothing in this Section 5.7 shall limit the ability of the Parent or the Company to make any internal announcements to its employees and to members of Stability that are consistent in all material respects with the employee communications, press releases or public statements regarding the Transactions made by a Party hereto in accordance with this Section 5.7. For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Entity made pursuant to Section 5.5 shall be governed by Section 5.5 and not this Section 5.7.

Section 5.8     Employees and Employee Benefits.

(a)            Continuing Employment and Assumption of Company Benefit Plans.

(i)            During the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall, or shall cause its applicable Subsidiary to, provide each employee of the Company and its Subsidiaries who are employed with the Surviving Entity or its Subsidiaries at the Effective Time (collectively, the “Continuing Employees”) with a base salary or regular hourly wage (whichever is applicable), a short-term cash incentive compensation opportunity, other compensation opportunities (excluding any equity award or other long-term compensation opportunities) and employee benefits (excluding any severance-related benefits) that are substantially comparable in the aggregate to the base salary or regular hourly wage (whichever is applicable), short-term incentive opportunity, other compensation opportunities (excluding any equity award or other long-term compensation opportunities) and employee benefits (excluding any severance-related benefits) provided or available to the applicable Continuing Employee as of immediately prior to the Effective Time.

(ii)            Parent may interview any employee of the Company and its Subsidiaries who are employed in a corporate-level role (“Corporate-Level Employees”) to evaluate the need for their continued employment after the Closing Date and during the period from the date hereof to the Effective Time, the Company and its Subsidiaries shall provide Parent with reasonable assistance and access as permitted by Law to employee information as may be reasonably requested by Parent to facilitate such interviews in a manner designed to minimize disruption to the operations of the Company and its Subsidiaries, subject to the requirements of applicable Law.

(iii)            Effective as of the Effective Time, the Surviving Entity hereby expressly assumes the Company Benefit Plans in effect as of immediately prior to the Effective Time and agrees to perform the obligations of the Company thereunder in accordance with the terms and conditions thereof.

(b)            Without the consent of each beneficiary, the Surviving Entity agrees to maintain the Management Capital Accumulations Plans 1, 2 and 3 (collectively, the “MCAP Plans”) and the Amended and Restated Trust Agreement covering the MCAP Plans, according to their terms for the period necessary for all outstanding balances to be paid out according to existing payment elections, including, but not limited to, (i) compliance with the additional restrictions and ongoing trust funding and administration requirements triggered by the Transactions, and (ii) continued crediting of all MCAP Plans at a minimum crediting rate of no less than the amount calculated by the MCAP Plans’ independent qualified record-keeper based on a “Life of Plan NPV Neutral” methodology, whereby the crediting rate applied each year allows the net present value gain of insurance cash flows to meet or exceed the net present value cost of benefits cash flows over the life of the MCAP Plans. Prior to the Closing Date, the Company shall, or shall cause an authorized party, to (i) amend the “rabbi” trust established for the purpose of holding employer contributions to provide for the payment of benefits under the Management Capital Accumulation Plan 1 to also hold employer contributions to provide for the payment of benefits under the Management Capital Accumulation Plans 2 and 3, without in any way impacting the trust’s status as an unfunded arrangement maintained for the purpose of providing deferred compensation for a select group of management or highly compensated employees for purposes of Title I of ERISA, (ii) contribute each applicable life insurance policy to the amended “rabbi” trust to fund any liabilities accrued under the MCAP Plans as of the Closing Date, (iii) contribute an additional amount of cash necessary to cover any actuarially forecasted outstanding balances attributable to any liabilities under the MCAP Plans that accrued on or prior to the Closing Date, and (iv) amend the MCAP Plans so that, effective as of the Closing Date, no new participants shall be eligible to participate in the MCAP Plans and no further contributions shall be made to the MCAP Plans after (i) December 31, 2021 if the Closing occurs on or prior to December 27, 2021, or (ii) the date that is 15 days after the Closing if the Closing occurs after December 27, 2021. The provisions of this Section 5.8(b) are not intended to materially modify MCAP Plans 1 and 2, and shall not be interpreted to do so, in any manner that would jeopardize the grandfathering of such plans under Code Section 409A and applicable regulations and authorities promulgated thereunder but are otherwise intended to be for the benefit of, and enforceable by, the beneficiaries of the MCAP Plans, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 5.8(b).

(c)            During the period commencing on the Closing Date and ending on the later of the first anniversary thereof or December 31, 2022, the Surviving Entity shall provide each Continuing Employee whose employment is terminated by Parent or one of its Subsidiaries with severance benefits and on terms and conditions, in each case, that are no less favorable than the severance benefits and protections provided to each such Continuing Employee as of immediately prior to the Effective Time as set forth in Section 5.8(c) of the Company Disclosure Schedule.

(d)            The Incentive Retirement Plan for the Employees of LAACO, Ltd., (the “LAACO 401(k) Plan”) provides for employer matching contributions on a payroll basis. On the Closing Date, the Company shall make matching contributions on all amounts contributed as elective deferral contributions to the LAACO 401(k) Plan by plan participants for which a matching contribution would otherwise be owed by the Company under the terms of the LAACO 401(k) Plan (without regard to any requirement under the LAACO 401(k) Plan that a participant be employed on the last day of a calendar or plan year), but that has not previously been made, such that as of the Closing Date there shall be no outstanding liabilities associated with the LAACO 401(k) Plan. The Los Angeles Athletic Club Incentive Retirement Plan, (the “LAAC 401(k) Plan”) provides for discretionary employer matching contributions on a plan year basis. On the Closing Date, the Company shall make matching contributions on all amounts contributed as elective deferral contributions to the LAAC 401(k) Plan by plan participants for which a matching contribution would otherwise be owed by the Company (without regard to any requirement under the LAAC 401(k) Plan that a participant be employed on the last day of a calendar or plan year), but that has not previously been made, such that as of the Closing Date there shall be no outstanding liabilities associated with the LAAC 401(k) Plan.

(e)            Prior to the Closing Date, the Company shall, or shall cause an authorized party to take all action necessary to (i) terminate the LAACO Vacation Benefits Plan and such termination shall be effective on or before the Closing Date, and (ii) terminate the LAACO Voluntary Employees’ Beneficiary Association Trust (“LAACO VEBA”) effective on or before the Closing Date such that the LAACO VEBA shall be frozen to any new contributions on or before the Closing Date and the assets of the LAACO VEBA shall thereafter be distributed as soon as reasonably practicable subject to the terms of the LAACO VEBA and applicable law.

(f)            Parent will cause any employee benefit plans of Parent and its Subsidiaries in which the Continuing Employees are entitled to participate after the Closing Date to take into account for purposes of eligibility, vesting and benefit accruals (other than benefit accruals under any defined benefit pension plan, vesting under any equity compensation arrangement, or as would result in a duplication of benefits), service prior to the Effective Time by such employees to the Company and its Subsidiaries (and any predecessors) as if such service were with Parent or its Subsidiaries.

(g)            With respect to any employee benefit plans maintained by Parent and its Subsidiaries for the benefit of the Continuing Employees following the Closing Date, Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, (i) waive any eligibility requirements or pre-existing condition limitations or waiting period requirements with respect to any such plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee to the same extent waived under the analogous Company Benefit Plan prior to the Closing Date, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, to any eligible expenses paid by such employees during the calendar year in which the Effective Time occurs (or such later date on which a Continuing Employee commences participation in any new plan of the Surviving Entity and its Subsidiaries) under analogous Company Benefit Plans.

(h)            Parent shall be solely responsible for complying with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code for any individual who is an “M&A qualified beneficiary” as defined in Q&A-4 of Treas. Reg. § 54.4980B-9 in connection with the Transactions.

(i)            Nothing in this Agreement shall confer upon any Continuing Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Entity or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Entity or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. Without limiting Section 8.8, nothing in this Section 5.8 (other than Section 5.8(b)) shall create any third-party beneficiary rights in any Continuing Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

(j)            Except as otherwise provided herein, nothing in this Section 5.8 shall be construed to limit the right of Parent or its Affiliates (including, after the Closing, the Surviving Entity and its Subsidiaries) to amend or terminate any Company Benefit Plan or any other employee benefit plan.

Section 5.9     Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

Section 5.10     Indemnification of Directors and Officers.

(a)            Without limiting any additional rights that any Person may have under any other agreement, from the Closing Date through the sixth (6th) anniversary of the Closing Date, Parent and the Surviving Entity and its Subsidiaries will (and will cause the Company JVs, to the extent within Parent’s control, to) indemnify and hold harmless each present (as of immediately prior to the Effective Time) and former officer, director, employee, manager, managing member, member, partner (general or limited) (including Stability), fiduciary or agent (in each case, in such respective capacity) of the Company or any of its Subsidiaries or any Affiliate of any such Person or any Company JV or, in each case, the estate of any such individual Person if deceased (each, an “Indemnified Person”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any action, suit, claim, investigation or proceeding, whether civil, criminal, administrative or investigative, and whether asserted or claimed prior to, at or after the Closing, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, employee, manager, managing member, partner (general or limited), fiduciary or agent of the Company or any of its Subsidiaries or any Affiliate of any such Person or any Company JV (including Stability). In the event of any such action, suit, claim, investigation or proceeding, (x) each Indemnified Person will be entitled to advancement of reasonable expenses incurred in the defense of any action, suit, claim, investigation or proceeding from Parent or the Surviving Entity and its Subsidiaries or any Company JV within ten (10) Business Days of receipt by Parent or the Surviving Entity from the Indemnified Person of a written request therefor (which request shall contain reasonable details of the matter, including expenses incurred); provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the CULPA or other applicable Law and by the certificate of incorporation, bylaws, limited liability company agreement, limited partnership agreement or operating agreement (or equivalent organizational documents) of the Surviving Entity or any Subsidiary thereof or any Company JV, (y) neither Parent nor any of its Affiliates will settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, claim, investigation or proceeding in which indemnification could be sought by such Indemnified person hereunder if such settlement, compromise or consent would impose any penalty or limitation on such Indemnified Person unless such Indemnified Person consents thereto in writing (which consent shall not be unreasonably withheld or delayed) and (z) Parent, the Surviving Entity and their respective Affiliates will reasonably cooperate in the defense of any such matter.

(b)            For a period of six (6) years from the Closing Date, Parent and the Surviving Entity will not, and will not permit any of their Subsidiaries to (and, to the extent within Parent’s control, will not permit any Company JV to), amend, repeal or modify any provision in the Surviving Entity’s or its Subsidiaries certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or operating agreement (or equivalent organizational documents), or in any agreement, relating to the exculpation or indemnification of, or advancement of expenses to, any Indemnified Person as in effect immediately prior to the Effective Time in any way that is adverse in any material respect to any Indemnified Person, and Parent and the Surviving Entity will cause all such provisions to be observed by their Subsidiaries (and, to the extent within Parent’s control, by the Company JVs), it being the intent of the Parties that any Indemnified Person will continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted under applicable Law.

(c)            At or prior to the Closing, the Company will obtain, maintain and fully pay for irrevocable “tail” insurance policies (the “D&O Tail Policies”) with a claims period of at least six (6) years from the Closing Date with respect to directors’ and officers’ liability and employment practices liability insurance in an amount and scope at least as favorable in the aggregate as the Company’s and its Subsidiaries’ and the Company JVs’ existing policies with respect to matters existing or occurring at or before the Closing Date; provided that, in the event that any claim is brought under any such policy before the sixth (6th) anniversary of the Closing Date, such insurance policies will be maintained until final disposition thereof. Parent and the Surviving Entity will not, and will cause their Subsidiaries to not (and, to the extent within Parent’s control, will cause the Company JVs to not), cancel or change such insurance policies in any way that is adverse to the beneficiaries thereof. Parent shall cause the Surviving Entity and its Subsidiaries to, upon the written request (which request shall contain reasonable details of the matter, including expenses incurred) of any Indemnified Person, make any claim for coverage under any such policy and take any action reasonably requested by any Indemnified Person to obtain reimbursement for covered losses under any such policy or to otherwise enforce any such policy or any provision thereof, and promptly inform Stability of any written communication received by Parent, the Surviving Entity or any of its Subsidiaries from, or given by Parent, the Surviving Entity or any of its Subsidiaries to, any Person issuing any such insurance policy.

(d)            The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any Indemnified Person may at any time be entitled.  No right or remedy herein conferred by this Agreement is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise.   Parent and Merger Sub hereby acknowledge that the Indemnified Persons have or may in the future have certain rights to indemnification, advancement of expenses or insurance provided by other Persons (collectively, “Other Indemnitors”). Parent and Merger Sub hereby agree that, with respect to any advancement or indemnification obligation owed at any time to an Indemnified Person by Parent, the Surviving Entity or any of its Subsidiaries (or, if applicable, the Company JVs) or any Other Indemnitor, whether pursuant to any certificate of incorporation, bylaws, partnership agreement, operating agreement, indemnification agreement or other document or agreement or pursuant to this Section 5.10 (any of the foregoing, in each case, solely to the extent a copy of which has been provided to the Parent, an “Indemnification Obligation”), Parent, the Surviving Entity and its Subsidiaries (and, if applicable, the Company JVs) shall be, and, after the Effective Time, Parent shall cause the Surviving Entity and its Subsidiaries to be (and, if applicable, to the extent within Parent’s control, shall the Company JVs to be) (i) jointly and severally, and at all times, the indemnitors of first resort (i.e., Parent’s, the Surviving Entity’s and its Subsidiaries’ (and, if applicable, the Company JVs’) obligations to an Indemnified Person shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an Indemnified Person shall be secondary) and (ii), at all times, required to advance, and liable, jointly and severally, for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement or any Indemnification Obligation, without regard to any rights that an Indemnified Person may have against the Other Indemnitors. Furthermore, Parent irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims (x) against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof and (y) that the Indemnified Person must seek expense advancement, reimbursement or indemnification from any Other Indemnitor before the Surviving Entity or its Subsidiaries or Parent (or, if applicable, the Company JVs) must perform its expense advancement, reimbursement and indemnification obligations under this Agreement. Parent hereby further agrees that no advancement, indemnification or other payment by the Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which an Indemnified Person has sought indemnification from Parent or the Surviving Entity or its Subsidiaries (or, if applicable, the Company JVs) shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of such Indemnified Person against Parent, the Surviving Entity or its Subsidiaries (or, if applicable, the Company JVs), and Parent, the Surviving Entity and its Subsidiaries (and, if applicable, the Company JVs) shall jointly and severally indemnify and hold harmless against such amounts actually paid by the Other Indemnitors to or on behalf of such Indemnified Person to the extent such amounts would have otherwise been payable by Parent, the Surviving Entity or its Subsidiaries under any Indemnification Obligation .

(e)            In the event that Parent, the Surviving Entity or any of their Subsidiaries or any of the respective successors or assigns of the foregoing (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties, rights or assets to any Person, then, in the case of each of clauses (i) and (ii), the successors and assigns of such Persons or properties, rights or assets, as the case may be, must expressly assume in writing and be bound by the obligations (but with respect to duration, only the remaining portion of such duration) set forth in this Section 5.10 as a condition of succession of assignment.

(f)            This Section 5.10 is intended to be for the benefit of each of the Indemnified Persons and may be enforced by any such Indemnified Person as if such Indemnified Person were a Party to this Agreement. The obligations of Parent and the Surviving Entity under this Section 5.10 will not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 5.10 applies without the consent of such affected Person.

(g)            The Parent and the Surviving Entity, on behalf of themselves and their Subsidiaries, knowingly, willingly, irrevocably and expressly acknowledge and agree, that the agreements contained in this Section 5.10 and the indemnification contemplated by this Section 5.10 require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law (or if earlier, when no obligations under this Section 5.10 remain).

Section 5.11     Resignations. The Company shall cause to be delivered to Parent on the Closing Date written evidence (in form and substance reasonably acceptable to Parent) of such resignations of officers of the Company and members of the board of directors and officers of each of its Subsidiaries and the Company JVs (to the extent such members or officers are designated by Parent and the Company or a Subsidiary thereof is empowered to remove such members or officers pursuant to the organizational documents of the Company JVs) which have been requested in writing by Parent at least five (5) Business Days prior to the Closing, such resignations to be effective concurrently with the Closing.

Section 5.12     Reserved.

Section 5.13     Obligations of Merger Sub and the Surviving Entity. Parent shall take all actions necessary to cause Merger Sub and the Surviving Entity to perform their respective obligations under this Agreement.

Section 5.14     Payoff Letter. On or prior to the third (3rd) Business Day prior to the Closing Date, the Company shall use its reasonable best efforts to cause the administrative agents under the Wells Fargo Credit Documents to deliver to Parent a copy of a draft payoff letter (subject to delivery of funds as arranged by Parent) with respect to the Wells Fargo Credit Documents (the “Payoff Letter”), in customary form, which Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, if any penalties, breakage costs and any other monetary obligations then due and payable under the Wells Fargo Credit Documents as of the anticipated Closing Date (and the daily accrual thereafter) (such amount payable with respect to the Payoff Letter and the Wells Fargo Credit Documents, the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under the Payoff Letter, the Wells Fargo Credit Documents and all related loan documents shall be terminated (but excluding any contingent obligations, including, without limitation, indemnification obligations, that in any such case are not then due and payable and that by their terms are to survive the termination of the Wells Fargo Credit Documents and the related loan documents), and (iii) provide that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company and its Subsidiaries securing such obligations shall be, released and terminated upon the payment of the Payoff Amount on the Closing Date.

Section 5.15     Tax Matters.

(a)            Tax Returns.

(i)            Stability, at the sole cost and expense of the Surviving Entity, shall prepare and file or cause to be prepared and filed all Pass-Through Tax Returns of the Company and its Subsidiaries for all periods ending on or prior to the Closing Date with an initial due date (taking into account all applicable extensions) after the Closing Date. Such Pass-Through Tax Returns shall be prepared in a manner consistent with past practice and this Agreement, except as otherwise required by applicable Law. Stability shall furnish a draft copy of such Pass-Through Tax Returns to Parent for review and comment reasonably in advance of the due date thereof (including extensions thereof) but in any case, not later than thirty (30) days before the due date for filing such Pass-Through Tax Returns (including extensions thereof). Parent shall provide any comments reasonably in advance of the due date thereof, but in any case, not later than fifteen (15) days prior to such due date, and Stability shall consider such comments in good faith.

(ii)            Subject to Section 5.15(d), Parent shall prepare and file all other Tax Returns of the Company and each of its Subsidiaries (A) for all taxable periods ending on or before the Closing Date that are first due (giving effect to any valid extensions properly obtained) after the Closing Date and (B) for Straddle Periods (the “Parent Prepared Returns”). All Parent Prepared Returns shall be prepared and filed in accordance with past practices of the Company or its applicable Subsidiary and this Agreement. Parent shall, as soon as reasonably practicable prior to the filing thereof and reasonably in advance of the due date thereof (giving effect to any valid extensions properly obtained), provide Stability with a copy of any Parent Prepared Return for Stability’s review and comment. Parent shall consider in good faith any comments to such Parent Prepared Return that are requested by Stability in advance of the due date for filing thereof (giving effect to any valid extensions properly obtained), and Parent and Stability shall cooperate diligently and in good faith to resolve any dispute regarding such comments.

(b)            Transfer Taxes. Parent shall bear all transfer, documentary, registration, sales, use and similar Taxes incurred in connection with and as a result of the Transactions together with any related fees, penalties, interest and additions to such Taxes (“Transfer Taxes”). Stability and Parent shall cooperate in timely preparing and filing all Tax Returns as may be required to comply with the provisions of such Tax Laws and in timely providing any information and documentation that may be necessary to obtain available exemptions from any Transfer Taxes.

(c)            Tax Contest.

(i)            In the event of any proposed audit, assessment, examination, claim or other controversy or proceeding relating to a Pass-Through Tax Return of the Company or any of its Subsidiaries for any Pre-Closing Tax Period or Straddle Period (each, a “Tax Contest”), Parent shall, or shall cause the Company or applicable Subsidiary to, within fifteen (15) days of becoming aware of such Tax Contest, notify Stability in writing of such Tax Contest. Such written notice shall contain factual information (to the extent known) describing such Tax Contest in reasonable detail and shall be accompanied by copies of any notice or other documents received from any Governmental Entity with respect to such Tax Contest.

(ii)            Stability shall have the right (but not the obligation) to control the conduct of any Tax Contest that relates solely to a taxable period ending on or before the Closing Date (at the sole cost and expense of the Surviving Entity); provided, that (A) Stability will provide Parent with written notice of its election to control such Tax Contest no later than fifteen (15) days after receiving written notice of such Tax Contest from Parent pursuant to subparagraph (i) above, (B) Stability will control such Tax Contest diligently and in good faith and permit Parent to reasonably participate, at its own cost and expense, in such Tax Contest, and (C) Stability will not settle, compromise or abandon such Tax Contest without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned). Parent shall take, or cause the Company and its applicable Subsidiaries to take, such actions as may be necessary, including the provision of necessary powers of attorney, to allow Stability to control, resolve and settle any Tax Contest controlled by Stability hereunder in accordance with this Section 5.15(c)(ii).

(iii)            Parent shall control the conduct of each Tax Contest other than any Tax Contest controlled by Stability pursuant to Section 5.15(c)(ii); provided, that (A) Parent will control such Tax Contest diligently and in good faith, and Stability will have the right (but not the obligation) to participate (at the Surviving Entity’s expense) in such Tax Contest, (B) Parent will keep Stability reasonably apprised of the initiation and status of such Tax Contest, and Parent will consult with Stability regarding such Tax Contest upon Stability’s request from time to time, (C) Parent will provide to Stability copies of all correspondence received from the applicable Governmental Entity, (D) Parent will provide to Stability copies of, and the reasonable opportunity to comment on, any written materials to be provided to the applicable Governmental Entity, including good faith consideration with respect to any such comments, (E) Stability will have the right to be present at, and participate fully in, any meetings, conferences or appearances with respect to such Tax Contest, and (F) Parent will not settle, compromise or abandon such Tax Contest without the prior written consent of Stability (which consent shall not be unreasonably withheld, delayed or conditioned).

(d)            Post-Closing Actions. Parent will not take, agree to or otherwise initiate (or permit any Person to do the same) any Unitholders’ Tax Matter, without the prior written consent of Stability (which consent shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.15(d) the term “Unitholders’ Tax Matter” shall mean (i) except as provided in Section 5.15(a), filing, amending or supplementing any Pass-Through Tax Return of the Company or any of its Subsidiaries for any taxable period ending on or before the Closing Date, (ii) extending or waiving any statute of limitations with respect to any Tax or Tax Return of the Company or any of its Subsidiaries which are Flow-Thru Entities for any taxable period ending on or before the Closing Date; (iii) causing or permitting the change or adoption of any accounting method or convention or Tax position that shifts taxable income from a taxable period (or portion thereof) beginning after the Closing Date to a taxable period (or portion thereof) ending on or before the Closing Date or that shifts deductions or losses from a taxable period (or portion thereof) ending on or before the Closing Date to a taxable period (or portion thereof) beginning after the Closing Date, in each case, with respect to the Company or any of its Subsidiaries which are Flow-Thru Entities, (iv) discussing, corresponding, negotiating, making, initiating or entering into any voluntary disclosure agreement or program, or similar disclosure program or process, with any Tax Authority regarding any Tax (whether asserted or unasserted) or Tax Return (whether filed or unfiled) of the Company or any of its Subsidiaries which are Flow-Thru Entities with respect to any taxable period ending on or before the Closing Date or any Straddle Period, (v) taking any action outside of the ordinary course of business or inconsistent with past practices of the Company or any of its Subsidiaries which are Flow-Thru Entities on the Closing Date that could reasonably be expected to increase the Tax liability of the Unitholders under this Agreement, (vi) making (or causing to be made) any election to waive the net operating loss carryback for net operating losses of the Company or any of its Subsidiaries generated in any taxable periods (or portions thereof) ending on or before the Closing Date and (vii) filing any ruling or similar request with any Tax Authority regarding the Company or any of its Subsidiaries which are Flow-Thru Entities with respect to any taxable period ending on or before the Closing Date or any Straddle Period.

(e)            Cooperation. Each Party shall cooperate as and to the extent reasonably requested by the other Parties in connection with the preparation and filing of Tax Returns pursuant to Section 5.15(a) and any Tax Contest, in each case with respect to the Company and its Subsidiaries. Such cooperation shall include executing powers of attorney, the retention and (upon the other Party’s request) the provision of records and information in such Party’s control which are reasonably relevant to any Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Parent agrees to abide by all record retention agreements entered into with any Tax Authority. Stability shall provide any information necessary or reasonably requested to allow Parent, the Company or any of its Subsidiaries to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement.

(f)            Transaction Deductions. Any and all deductions, losses or other Tax benefits of the Company and its Subsidiaries, without duplication, with respect to or arising from (i) any payment or satisfaction of Indebtedness, (ii) the payment of any fees, expenses, premiums or penalties with respect to the prepayment or satisfaction of Indebtedness or the write-off or acceleration of the amortization of deferred financing costs associated with Indebtedness in connection with the Transactions, or (iii) any other deductible payments arising in connection with the Transactions, in each case, to the extent economically borne by the Unitholders (collectively, the “Transaction Deductions”) shall be taken into account and deducted in a Pre-Closing Tax Period to the extent permitted by applicable Law, and any such deductions, losses or benefits for a Straddle Period shall be attributed to the portion of such Straddle Period ending on the Closing Date.

(g)            Tax Treatment; Purchase Price Allocation.

(i)            Parent and the Unitholders agree to treat the Merger for all applicable Income Tax purposes as a purchase of assets by Parent and a sale of partnership interests by the equityholders of the Company, in accordance with Situation 2 of Revenue Ruling 99-6.

(ii)            Within sixty (60) days of the Closing Date, Parent shall provide to Stability a schedule allocating the purchase price (including the applicable liabilities of the Company) among the assets of the Company (and of its Subsidiaries that are disregarded as separate from the Company for Income Tax purposes) (the “Purchase Price Allocation Schedule”). The Purchase Price Allocation Schedule will be prepared in accordance with the applicable provisions of the Code and the methodologies set forth on Section 5.15(g) of the Company Disclosure Schedule.

(iii)            If within thirty (30) days of receiving the Purchase Price Allocation Schedule, Stability has not objected, the Purchase Price Allocation Schedule shall be final and binding. If within thirty (30) days Stability objects to the Purchase Price Allocation Schedule, Stability and Parent shall cooperate in good faith to resolve their differences, provided that if after thirty (30) days, Stability and Parent are unable to agree, the Parties shall retain a firm of independent accountants of national standing to which the Parties agree (the “Independent Accountants”) to resolve their dispute, provided that the Independent Accountants utilize the methodologies for determining fair market value as set forth on Section 5.15(g) of the Company Disclosure Schedule. The determination of the Independent Accountants shall be final and binding on all Parties.

(iv)            The Parties hereto shall make appropriate adjustments to the Purchase Price Allocation Schedule to reflect changes in the purchase price. The Parties hereto agree for all Tax reporting purposes to report the transactions in accordance with the agreements herein and the Purchase Price Allocation Schedule, as adjusted pursuant to the preceding sentence, and to not take any position during the course of any audit or other proceeding inconsistent with the agreements as to Tax treatment herein or with such schedule unless required by a determination of the applicable Governmental Entity that is final.

(h)            Expenses. The Surviving Entity shall advance Stability all reasonable costs and expenses reasonably incurred by Stability following the Closing in connection with (i) exercising its rights or undertaking its responsibilities under this Section 5.15 or (ii) otherwise winding down the operations of the general partners of the Company (including without limitation with respect to the preparation and filing of Tax Returns of Stability and The Los Angeles Athletic Club, Inc.), in each case, solely to the extent such costs and expenses are included on Section 3.6(d) of the Company Disclosure Schedule as a Closing Transaction Expenses. Subject to the foregoing sentence, within ten (10) days following any written request from Stability, the Surviving Entity shall, in accordance with such request, (a) pay such costs and expenses on behalf of Stability, (b) advance to Stability funds in an amount sufficient to pay such costs and expenses or (c) reimburse Stability for such costs and expenses.

Section 5.16     S-X 3-14 AUDIT. The Company acknowledges that Parent is a publicly registered company. Parent may be required pursuant to applicable securities regulations to make certain filings with the Securities and Exchange Commission (the “SEC Filings”) that relate to the most recent pre-acquisition fiscal year (the “Year”) and the current fiscal year through the date of acquisition (the “stub period”) for the Real Property. To assist Parent in preparing the SEC Filings, upon Parent’s written request, the Company agrees to reasonably cooperate with Parent in connection therewith by providing Parent with reasonable access to its general ledger and other related accounting books and records.

Section 5.17     PPP Loan. As promptly as reasonably practicable following the execution and delivery of this Agreement, the Company shall and shall cause its Subsidiaries to, complete and file all necessary documents and applications to seek full forgiveness of the Paycheck Protection Program Loan (the “PPP Loan”), dated as of April 15, 2021, by and between the LAAC Corp., an indirect wholly owned subsidiary of the Company, and Northeast Bank (the “PPP Lender”). To the extent evidence of forgiveness of the PPP Loan by the U.S. Small Business Administration (the “SBA”) has not been received by the Company and the Parent prior to the Closing, the Company shall and shall cause its Subsidiaries to, prior to or contemporaneously with the Closing, enter into an escrow agreement with the PPP Lender in a form reasonably acceptable to Parent, for the full amount of the PPP Loan, to be held by the PPP Lender pending approval of the forgiveness application.

ARTICLE VI

CONDITIONS

Section 6.1          Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party hereto to consummate the Transactions, including the Merger, are subject to the satisfaction (or waiver in writing by Parent and the Company, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)          Unitholder Approval. This Agreement and the transactions contemplated hereby shall have been duly adopted by a majority of the outstanding Units entitled to vote thereon in accordance with applicable Law and the limited partnership agreement of the Company (the “Unitholder Approval”).

(b)          Orders. No court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and that restrains, enjoins or otherwise prohibits the consummation of the Merger.

Section 6.2          Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the Transactions, including the Merger, are also subject to the satisfaction (or waiver in writing by Parent, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)          Representations and Warranties. (i) the representations and warranties set forth in Article III (other than the Fundamental Representations) are true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Company Material Adverse Effect” and words of similar import set forth therein) as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except in each case under this clause (i), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) the Fundamental Representations set forth in Article III are true and correct in all respects (except for de minimis changes) as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date.

(b)          Performance of Obligations. The Company shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Effective Time pursuant to the terms hereof.

(c)          Officer’s Certificate. Parent shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(d) have been satisfied.

(d)          No Company Material Adverse Effect. Since the date hereof, no Company Material Adverse Effect shall have occurred.

Section 6.3          Conditions to Obligation of the Company. The obligation of the Company to consummate the Transactions, including the Merger, is also subject to the satisfaction (or waiver in writing by the Company, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)          Representations and Warranties. (i) the representations and warranties set forth in Article IV (other than the Fundamental Representations) are true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Parent Material Adverse Effect” and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except where the failure of such representations and warranties to be true and correct individually or in the aggregate has not, or would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent to perform its obligations under this Agreement (including to consummate the Transactions); and (ii) the Fundamental Representations set forth in Article IV are true and correct in all respects (except for de minimis changes) as of the Closing Date.

(b)          Performance of Obligations. Each of Parent and Merger Sub shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement that are required to be performed or complied by it at or prior to the Effective Time pursuant to the terms hereof.

(c)          Officer’s Certificate. The Company shall have received a certificate signed by an executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE VII

TERMINATION

Section 7.1          Termination by Either the Company or Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time as provided below:

(a)          by mutual written consent of the Company and Parent;

(b)          by either the Company, on the one hand, or Parent, on the other hand, if the Closing has not occurred on or before February 28, 2022 (such date, the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if the failure of the Closing to have occurred on or before the Termination Date was primarily caused by the failure of such Party to perform any of its obligations under this Agreement;

(c)          by either the Company, on the one hand, or Parent, on the other hand, if any Order by a Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable or any statute, rule, regulation or other Law will have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the enactment, issuance, promulgation, enforcement or entry of any such Order, or the Order becoming final and non-appealable, was primarily caused by the failure of such Party to perform any of its obligations under this Agreement;

(d)          by the Company, if there has been a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) (A) is not capable of being cured by Parent or Merger Sub prior to the Termination Date or (B) if capable of being cured, shall not have been cured before the earlier of (x) fifteen (15) Business Days following receipt of written notice from the Company of such breach or (y) the Termination Date; provided, that such failure of such condition set forth in Section 6.3(a) or Section 6.3(b), as applicable, was not primarily caused by the failure of the Company to perform any of its obligations under this Agreement;

(e)          by Parent, if there has been a breach of any representation, warranty, covenant or agreement of the Company in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) (A) is not capable of being cured by the Company by the Termination Date or (B) if capable of being cured, shall not have been cured before the earlier of (x) fifteen (15) Business Days following receipt of written notice from Parent of such breach or (y) the Termination Date; provided, that such failure of a condition set forth in Section 6.2(a) or Section 6.2(b), as applicable, was not primarily caused by the failure of Parent or Merger Sub to perform any of their obligations under this Agreement.

Section 7.2          Effect of Termination. If this Agreement is terminated by the Parties in accordance with Section 7.1, this Agreement shall become void and of no further force and effect and there shall be no liability on the part of any Party to any other Party, except that (i) the provisions of this Section 7.2 (Effect of Termination), Section 5.6(b) (Confidentiality), Section 5.7 (Publicity), Section 5.9 (Expenses) and Article VIII (General Provisions) shall remain in full force and effect and (ii) termination shall not preclude any Party from recovering damages from any other Party for any Willful Breach of this Agreement. The Confidentiality Agreement shall survive any termination of this Agreement in accordance with their terms and nothing in this Section 7.2 shall be construed to discharge or relieve any party to the Confidentiality Agreement of its obligations thereunder

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1          Survival. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II (Effects of Merger), Section 5.10 (Indemnification of Directors and Officers) and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger; provided that nothing in this Agreement shall limit any claims of, or causes of action arising from, Fraud.

Section 8.2          Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Parent and the Company. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing by the Party making such waiver, and no such waiver shall extend to any prior or subsequent default, misrepresentation, or breach of warranty, covenant or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding anything to the contrary herein, none of the Debt Financing Provisions may be amended, modified or waived in a manner adverse to the Debt Financing Sources without the prior consent of the Debt Financing Sources.

Section 8.3          Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 8.4          Governing Law and Venue. This Agreement and all actions (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof shall be governed by and construed in accordance with the Laws of the State of California without regard to principles of conflicts of law. Each Party hereto agrees that it shall bring any Action arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement exclusively in the federal or state courts located in Los Angeles County, California and appellate courts with jurisdiction over such courts (the “Chosen Courts”), and with respect to any such Action (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 8.5. Notwithstanding the foregoing Section 8.4, each of the parties agrees that it will not bring or support any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or the Ancillary Agreements or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance of the transactions related thereto, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York located in the County of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 8.4 mutatis mutandis but with respect to the courts specified in this sentence.

Section 8.5          Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) if personally delivered, on the date of delivery, (b) if delivered by express courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (c) if deposited in the United States mail, first-class postage prepaid, on the fifth (5th) Business Day following the date of such deposit, (d) if delivered by email transmission, on the date of such transmission provided that confirmation of such transmission is received by the sender on such date, or (e) if delivered by facsimile transmission, upon confirmation of successful transmission, (i) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient Party on a Business Day, on the date of such transmission, and (ii) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient Party, on the date of such transmission or is transmitted on a day that is not a Business Day. All notices, demands and other communications hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Parent or Merger Sub, to:

CubeSmart, L.P.

5 Old Lancaster Road

Malvern, PA 19355

Attention: Jeffrey P. Foster, Chief Legal Officer

E-mail:	jfoster@cubesmart.com

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Attention: Richard B. Aldridge and Michael N. Baxter

E-mail:	richard.aldridge@morganlewis.com michael.baxter@morganlewis.com

If to Stability or the Company, to:

LAACO, Ltd.

431 W. 7th Street

Los Angeles, CA 90014

Attention: Charles Michaels

E-mail:	charles.michaels@laaco.net

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

333 S. Grand Avenue

Los Angeles, California 90071

Attention:          D. Stephen Antion

E-mail:	santion@winston.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Section 8.6          Specific Performance.

(a)          The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them in order to consummate the Merger) in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The Parties acknowledge and agree that the Parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof.

(b)          Without limiting the foregoing, each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.7          Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement and the other certificates, instruments and other agreements specifically referred to herein or delivered pursuant hereto constitute the entire agreement among the Parties with respect to the subject matter hereof, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof.

Section 8.8          No Third-Party Beneficiaries. Except as set forth in Section 5.8(b) (MCAP Plans), Section 5.10 (Indemnification of Directors and Officers), and Section 8.9 (No Recourse; Release), each of which is expressly intended for the benefit of the Persons referenced therein, this Agreement is not intended to, and shall not, confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns. Notwithstanding the foregoing, the Debt Financing Sources shall be third-party beneficiaries of each of the Debt Financing Provisions.

Section 8.9          No Recourse; Release.

(a)          This Agreement and the other agreements contemplated hereby may only be enforced against, and all claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise out of, relate to, result from or be incurred in connection with this Agreement or the other agreements contemplated hereby or the negotiation, execution or performance hereof or thereof (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may only be brought against the Parties or, with respect to any agreement contemplated hereby, the parties thereto, as applicable (each, a “Contracting Party”), and then only with respect to the specific obligations set forth herein or therein, as applicable with respect to such Contracting Party. No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner (limited or general), manager, controlling person, equityholder, Affiliate, advisor, agent, Representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner (limited or general), manager, controlling person, equityholder, Affiliate, advisor, agent, Representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, “Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach (other than to the extent a specific named party and signatory to another agreement and then only to the extent of the obligations of such Person set forth therein); and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Non-Party Affiliates. Each of the Non-Party Affiliates is an intended third party beneficiary of this Section 8.9. Notwithstanding anything to the contrary herein, Stability shall not be responsible or otherwise have any liability for the Company’s representation and warranties and covenants hereunder or any breach by the Company of its obligations hereunder, and Parent and Merger Sub hereby waive and release all such liabilities and obligations against Stability.

(b)          In consideration of the execution, delivery and performance by the Parent and Merger Sub of this Agreement and the other documents executed and delivered in connection with the transactions contemplated hereby, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, effective as of the Closing, Stability, on Stability’s own behalf and on behalf of Stability’s present and former owners or equityholders (whether beneficial or of record), successors, predecessors and assigns (each, a “Releasor”) soley in their capacity as such hereby releases and forever discharges the Company and each of its parents, subsidiaries, Affiliates (that currently exist or may exist in the future (which shall include the Parent following the Closing)), successors, assigns and predecessors and their respective present and former owners, equityholders, directors, officers, employees, agents, attorneys, representatives, successors, beneficiaries and heirs (individually, a “Releasee,” and collectively, “Releasees”) from any and all claims, demands, proceedings, causes of action, orders, losses and liabilities whatsoever and all consequences thereof (collectively, “Released Claims”), whether known or unknown, suspected or unsuspected, both at law and in equity, which Stability or any Releasor now has, has ever had or may hereafter have against any Releasee soley on account of or arising out of Stability’s ownership of equity interests in the Company prior to the Closing; provided, that this Section 8.9(b) shall not apply to any obligations of the Parent or the Surviving Entity arising on or after the Closing Date under this Agreement or any other documents executed and delivered in connection with the transactions contemplated hereby. For the avoidance of doubt, and notwithstanding the foregoing, nothing in this Section 8.9(b) shall be deemed a waiver or release of (i) any liability or obligation incurred in connection with a Releasor’s employment by any Releasee, or (ii) any right of a Releasor with respect to any directors’ or officers’ liability insurance policy maintained by a Releasee or to any indemnification, exculpation or advancement of expenses from a Releasee. Stability, on behalf of itself and each other Releasor, agrees that this Section 8.9(b) shall act as a release of all Released Claims, whether such Released Claims are currently known or unknown, foreseen or unforeseen, contingent or absolute, asserted or unasserted, and Stability, on behalf of itself and each other Releasor, intentionally and specifically waives any statute or rule which may prohibit the release of future rights or a release with respect to unknown claims. To the fullest extent permitted under applicable law, the Releasors expressly waive any rights or benefits under California Civil Code Section 1542 (if applicable) or comparable statutory or common law, which provides: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY." The Releasees are intended third party beneficiaries of this Section 8.9(b), and this Section 8.9(b) may be enforced by each of them in accordance with the terms hereof in respect of the rights granted to such Releasees hereunder. If any provision of this Section 8.9(b) is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Section 8.9(b) will remain in full force and effect. Any provision of this Section 8.9(b) held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 8.10          Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 8.11          Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other Parties. No assignment by any Party hereto shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Notwithstanding the foregoing, Parent and Merger Sub may assign their respective rights and obligations hereunder to a wholly owned Subsidiary of Parent without such consent; provided, that no such assignment shall relieve Parent or Merger Sub of their respective obligations under this Agreement.

Section 8.12          Headings. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

Section 8.13          Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement, certificate or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement, certificate or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or consent hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.

Section 8.14          Waiver of Conflicts Regarding Representation. Each of the Parties hereby consents and waives, on its own behalf and on behalf of its directors, members, managers, partners, officers and Affiliates, any conflict of interest arising from Winston & Strawn, LLP serving as counsel to the Company and Stability or any director, manager, member, officer, employee or Affiliate of Stability in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions, and Parent hereby agrees that it will not assert any such conflict of interest as a bar to Winston & Strawn LLP serving as such counsel. Each of Parent and Merger Sub further agrees that, as to all privileged communications among Winston & Strawn LLP, the Company or Stability that relate in any way to the Transactions, the attorney or solicitor-client privilege and the expectation of client confidence belongs to Stability and may be controlled by Stability and shall not pass to or be claimed by Parent, Merger Sub, the Surviving Entity or any of its Subsidiaries. In addition, if the Transactions are consummated, all of Winston & Strawn LLP’s records of communications in any form or format whatsoever regarding the negotiation, documentation and consummation of the Transactions will become property of (and be controlled by) Stability, and none of Parent, the Surviving Entity or any of its Subsidiaries shall retain any copies of such records or have any access to them, except as otherwise provided in this Agreement.

Section 8.15          Definitions; Construction.

(a)          Definitions. As used herein:

“Action” means any claim, charge, complaint, demand, action, litigation, arbitration, suit in equity or at law, investigation, mediation, administrative, regulatory or quasi-judicial proceeding, or other proceeding, in each case, whether civil, criminal or otherwise, by or before a Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, and for purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Certificate of Merger, the Voting Agreement, the certificates to be delivered at the Closing pursuant to Section 6.2(c) and Section 6.3(c) and all other documents, instruments and certificates contemplated by this Agreement to be delivered in connection with this Agreement or in connection with the consummation of the transactions contemplated hereby.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized by Law to close in Los Angeles, California or New York, NY.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), and applicable rules, regulations and administrative or other guidance published with respect thereto by any Governmental Entity, in each case, as amended (including IRS Notices 2020-22 and 2020-65) (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Closing Transaction Expenses” means, to the extent remaining unpaid as of the Closing, the fees, costs, commissions and expenses incurred, payable or reimbursable by the Company or any of its Subsidiaries or by or on behalf of the Unitholders or their respective Affiliates (in each case to the extent such amounts are a liability of the Company or any of its Subsidiaries) in connection with the preparation, negotiation or execution of this Agreement and the consummation or performance of any of the transactions contemplated by this Agreement, and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, including (i) the fees and expenses payable by the Company or any of its Subsidiaries to any brokers, financial advisors and outside attorneys engaged by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (ii) the fees and expenses payable by the Company or any of the Company’s Subsidiaries to outside accountants or other advisors, which fees and expenses were incurred in connection with this Agreement and the transactions contemplated hereby and thereby, (iii) any success, change of control, retention, “single trigger” severance or other transaction bonuses, discretionary or special bonuses payable to any Person, in each case solely if such payments arise, are triggered by, or are payable by either the Company or any of its Subsidiaries as a result of the consummation of the transactions contemplated by this Agreement, and the employer portion of any Taxes associated with the payments set forth in this clause (iii), (iv) the fees and expenses incurred by the Company in connection with any COBRA amounts payable pursuant to any severance plan, (v) the fees and expenses incurred in connection with the Company’s purchase of the D&O Tail Policies, and (vi) the expenses contemplated by Section 5.15(h).

“Club Assets” means the California Yacht Club, the Los Angeles Athletic Club and the Downtown Los Angeles Real Estate Assets, in each case, together with the business, assets and Subsidiaries related thereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not such plan is subject to ERISA, and each other employment, consulting, change in control, retention, bonus, incentive, defined benefit or defined contribution, pension, profit sharing, supplemental executive retirement, deferred compensation, stock ownership, stock purchase, stock option, stock appreciation, restricted stock, restricted stock unit, phantom stock or other equity-based, retirement, vacation, sick leave, other paid time off benefit, severance, termination, salary continuation, disability, death benefit, medical, dental, other health, life, group insurance, tuition reimbursement, cafeteria, fringe benefit or other employee benefit plan, trust, program, agreement, policy or arrangement, whether or not any of the foregoing is funded or unfunded, insured or self-funded, written or oral, in each case, (i) that the Company or any of its Subsidiaries sponsors, maintains or contributes to for the benefit of any current or former director, officer, contractor or employee of the Company or any of its Subsidiaries or (ii) to which the Company has any liability, in each case, other than any Multiemployer Plan.

“Company JVs” means Fontana Self Storage, LLC, a Delaware limited liability company, and Rancho Cucamonga Self Storage, LLC, a Delaware limited liability company.

“Company Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that, individually or in the aggregate, (x) has had, or would reasonably be expected to have, a material adverse effect on the financial condition, business, tangible or intangible assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole or (y) materially impairs, materially delays or prevents, or would reasonably be expected to materially impair, materially delay or prevent, the Company from consummating the Merger or from performing its obligations hereunder; provided, that for purposes of clause (x), none of the matters described in the following clauses (i) and (ii) shall constitute or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Company Material Adverse Effect”, provided, further, that the matters described in the following clauses (i) and (ii)(A), (C), (D) and (E) shall constitute or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Company Material Adverse Effect” to the extent that any such matter has a disproportionate impact or effect on the financial condition, business, tangible or intangible assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other similar companies:

(i)          any facts, circumstances, changes, events, occurrences or effects generally affecting (A) the industries in which the Company and its Subsidiaries operate or (B) the economy, credit, debt, securities or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates or deterioration in the credit markets generally; or

(ii)          any facts, circumstances, changes, events, occurrences or effects to the extent arising out of, resulting from or attributable to (A) changes in Law (including COVID-19 Measures), in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing by a Governmental Entity, (B) entry into and consummation and performance of this Agreement and the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, regulators or other third parties, (C) acts of war (whether or not declared) or any outbreak of hostilities, sabotage or terrorism, (D) weather, earthquakes, hurricanes, tornados, natural disasters, climatic conditions, epidemics, pandemics or outbreaks of illness (including COVID-19 or any COVID-19 Measures or COVID-19 Responses) or other public health event or other force majeure events, whether or not weather-related, (E) any civil unrest, regulatory and political conditions or developments, or any response of any Governmental Entity thereto, (F) any change resulting or arising from the identity of Parent or Merger Sub, (G) any legal proceedings made or brought by any of the current or former unitholders of the Company (on their own behalf or on behalf of the Company), but in any event only in their capacities as current or former unitholders, or otherwise under the CULPA or other applicable Law, (H) actions or omissions of the Company or any of its Subsidiaries requested by Parent or expressly required by this Agreement, (I) any decline in the market price, or change in trading volume, of the Units (or the volatility thereof) or (J) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position, or other metrics (provided that any facts, circumstances, changes, events, occurrences or effects underlying any such failure shall be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise excluded from this definition of Company Material Adverse Effect).

“Contract” means any note, bond, mortgage, indenture, lease, license, franchise, contract, agreement, commitment, or other legally binding obligation (in each case, whether written or oral).

“COVID-19” means SARS-CoV-2 or any disease or infections resulting therefrom, including COVID-19 and any variants, evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or any other Laws, Orders, regulations, directives, guidelines or recommendations by any Governmental Entity with jurisdiction over the Company or its Subsidiaries, in response to COVID-19, including the CARES Act.

“COVID-19 Response” means any action reasonably taken, or reasonably omitted to be taken, by the Company or any of its Subsidiaries in response to, or to mitigate the adverse effects of, COVID-19 or any COVID-19 Measure.

“CULPA” means the California Uniform Limited Partnership Act of 2008, as amended.

“Debt Financing” means any debt financing or other financing provided to Parent or its Affiliates in connection with the transactions contemplated hereby.

“Debt Financing Provisions” means, collectively, Section 8.2 (Amendments and Waivers), Section 8.8 (No Third-Party Beneficiaries), Section 8.4 (Governing Law and Venue) and Section 8.16 (Non-Recourse Against Debt Financing Sources; Waiver of Certain Claims), of this Agreement.

“Debt Financing Sources” means the Persons that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including the parties to any debt commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Downtown Los Angeles Real Estate Assets” means the Los Angeles Athletic Club Building, the Olive Park Garage in downtown Los Angeles, California and the nearby parking lot located at 618 South Olive Street, Los Angeles, California 90014.

“Environmental Laws” means all applicable Laws, in each case concerning pollution or protection of the environment, as such of the foregoing are enacted and in effect on the Closing Date.

“Environmental Permits” means any permit, license or authorization required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for income Tax purposes as a partnership or disregarded entity, (b) a “specified foreign corporation” within the meaning of Code Section 965, or (c) a “passive foreign investment company” within the meaning of Code Section 1297.

“Fraud” means, with respect to a Party, an actual and intentional misrepresentation of a material fact with respect to the making of any representation or warranty in Article III or Article IV, made by such Party, (a) with respect to the Company, to the Company’s Knowledge or (b) with respect to Parent and Merger Sub, to Parent's Knowledge, of its falsity and made for the purpose of inducing the other party to act, and upon which the other party justifiably relies. For the avoidance of doubt, “Fraud” does not include a constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence.

“Fundamental Representations” means the representations and warranties of (a) the Company set forth in Section 3.1 (Organization and Power), Section 3.2 (Subsidiaries), Section 3.3 (Capitalization), Section 3.4 (Authority) and Section 3.5(i) (Consents and Approvals; No Violations), and Section 3.20 (No Brokers) and (b) Parent and Merger Sub set forth in Section 4.1 (Organization and Power), Section 4.2 (Merger Sub), Section 4.3 (Authority) and Section 4.4(i) (Consents and Approvals; No Violations).

“Governmental Authorization” means any approval, consent, clearance, license, permit, franchise, certificate, registration or other authorization issued or granted by, or otherwise obtained by, any Governmental Entity.

“Governmental Entity” means any federal, state, local or foreign government, any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether federal, state, local, foreign or supranational, any arbitral body, or NYSE.

“Hazardous Substance” means any material, substance or waste that is listed, classified, regulated, characterized or defined as “hazardous,” “toxic,” “radioactive,” or “contaminant” under applicable Environmental Laws, including petroleum and petroleum products, including crude oil and any fractions thereof, PCB, and asbestos.

“Income Tax” means any Tax that is based on, or computed with respect to, income or earnings (and any franchise Tax or Tax on doing business imposed in lieu thereof), including any interest, penalty or addition thereto.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” means with respect to any Person at any date, without duplication, the aggregate outstanding principal amount of, accrued and unpaid interest on, fees, expenses, premiums, penalties and other payment obligations (including any prepayment premiums or breakage costs payable as a result of the consummation of the transactions contemplated hereby and by the Ancillary Agreements) arising under any obligations of the Company or any of its Subsidiaries consisting of: (a) all obligations of such Person for borrowed money including indebtedness issued in substitution or exchange for indebtedness for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes, mortgages or other similar instruments; (c) all obligations in respect of letters of credit, performance bonds or similar instruments, to the extent drawn (excluding, for the avoidance of doubt, any obligations under letters of credit, performance bonds or similar instruments to the extent they remain open or undrawn), and bankers’ acceptances issued for the account of such Person; (d) all capital lease obligations of such Person, which, by their terms, must be treated as indebtedness in accordance with GAAP; (e) all obligations under swaps, hedges, contractual obligations relating to interest rate protection, collar agreements or similar instruments and contractual obligations (as if the agreement or arrangement relating thereto were finally settled immediately prior to the Closing); (f) all payroll of other employment Taxes deferred by such Person under the CARES Act (or similar COVID-19 Measure) for any Pre-Closing Tax Period; (g) the deferred purchase price or unpaid balance of property, goods or services, including (but not limited to) contingent earn-out payments or any deferred rent obligations (excluding any trade payables or accrued expenses arising in the ordinary course of business); (h) any unfunded or underfunded pension or other defined benefit liability; (i) any outstanding loans received under or pursuant to the CARES Act, including pursuant to the “Paycheck Protection Program” as defined in Sections 1102 and 1106 of the CARES Act; and (j) all Indebtedness of others referred to in clauses (a) through (i) above secured by a Lien (other than a Permitted Lien) on any property or asset of, or guaranteed directly or indirectly in any manner by, such Person.

“Intellectual Property Rights” means all intellectual property and industrial property rights arising pursuant to the Laws of any jurisdiction throughout the world, including: (a) utility patents, design patents, industrial design registrations and applications for any of the foregoing, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, and inventions (whether patentable or not and whether or not reduced to practice), (b) trademarks, service marks, trade dress, trade names, logos and other indicia of origin, whether or not registered, together with all of the goodwill associated therewith, (c) copyrights and rights in works of authorship, whether or not published or registered, including software, databases, website content, marketing materials, videos, graphics and photographs, and moral rights, (d) trade secrets and other confidential and proprietary information, including know-how, ideas, data, designs, processes, procedures, methods, techniques, technical information, business information. customer information, vendor or supplier lists, manuals and systems, (e) domain names and social media accounts or handles, and (f) all registrations, and applications for registration, of any of the rights referred to in clauses (a) through (e) above.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (i) with respect to the Company, the actual knowledge of those persons set forth in Section 8.15(a) of the Company Disclosure Schedule, in each case, after reasonable due inquiry under the circumstances by such Persons, and (ii) with respect to Parent, the actual knowledge of those persons set forth in Section 8.15(a) of the Parent Disclosure Schedule, in each case, after reasonable due inquiry under the circumstances by such Persons.

“Las Vegas Land” means the approximately 3.7 acres of vacant land on Dorrell Road in Las Vegas, Nevada.

“Law” means any federal, state, local, foreign, supranational, international or other law, statute, treaty, convention, ordinance, code, ordinance, common law, rule, regulation, Order or other legal requirement of any Governmental Entity.

“Lien” means any mortgage, pledge, assignment, title defect or imperfection, claim, adverse ownership interest, transfer restriction, security interest, encumbrance, lien (statutory or otherwise), assessment, charge, deed of trust, easement, collateral security arrangement, hypothecation, or right of first refusal or offer.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Order” means any order, judgment, ruling, writ, assessment or decree issued or made by any Governmental Entity.

“Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Real Property” means all real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company and its Subsidiaries except for mineral rights, which are specifically excluded from the definition of Owned Real Property.

“Parent’s Title Policy” means, collectively, one or more ALTA (or CLTA or TLTA, as applicable) owner’s policies of title insurance, with such endorsements as may be required by Parent (including coverage amount and deletion of the “gap” exception for matters arising between the effective date of the title commitment and the Closing Date), insuring the Company’s good and marketable fee simple title to the Owned Real Property.

“Pass-Through Tax Returns” means the Income Tax Returns of the Company or any of its Subsidiaries for which the items of income, gain, loss, deduction and credit ultimately flow through to the Unitholders.

“Permitted Liens” means (a) mechanic’s and materialmen’s Liens for construction in progress and not yet delinquent or that are being contested in good faith by appropriate proceedings (and for which adequate reserves have been established on the balance sheet in the Financial Statements), (b) carriers’, repairers’ cashiers’, landlords’, workmen’s and warehousemen’s Liens arising or incurred in the ordinary course of business of the Company and its Subsidiaries for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings (and for which adequate reserves have been established on the balance sheet in the Financial Statements), (c) Liens for Taxes, governmental assessments or other governmental charges not yet delinquent as of the Closing Date or which are being contested in good faith by appropriate proceedings (and for which adequate reserves have been established on the balance sheet in the Financial Statements), (d) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that (i) are disclosed on title commitments, in each case, that have been made available by Company to the Parent prior to the date hereof and (ii) do not materially impair the value of the applicable Owned Real Property or materially interfere with the present uses, operations or occupancy of such real property, (e) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business, (f) Liens securing the obligations of the Company and its Subsidiaries in respect of Indebtedness of the Company or its Subsidiaries in existence as of the date hereof, (g) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the businesses of the Company and its Subsidiaries, (h) matters that are disclosed on a survey of the applicable real property that has been provided to Parent prior to the date hereof and (i) in the case of any leased asset or property, the rights of any lessor under the applicable Contract or any Lien granted by any lessor; provided, however, Permitted Liens shall not include any mortgages, deeds of trust, judgments, Liens for Taxes, governmental assessments and other governmental charges (other than Liens for Taxes, governmental assessments and other governmental charges described in clause (c) of this definition, and not including, for the avoidance of doubt, mechanic’s and materialmen’s Liens for construction described in clause (a) of this definition, or carriers’, repairers’ cashiers’, landlords’, workmen’s and warehousemen’s Liens described in clause (b) of this definition, which shall be Permitted Liens) or other monetary or similar Liens encumbering any Real Property to the extent not fully satisfied and released at or prior to Closing.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, joint stock company, unincorporated organization or association, estate, trust, association, organization, association, Governmental Entity or other entity of any kind or nature, whether or not a legal entity.

“Personal Information” means personally identifiable information, personal information, personal data or similar terms as defined by relevant Law or Contract.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.

“Registered IP” means issued patents, registered industrial designs, registered copyrights, registered trademarks and domain names granted under the authority of any Governmental Entity (or an Internet authority in the case of the domain names) and all applications for any of the foregoing.

“Representative” means, with respect to any Person, such Person’s directors, officers, general partners, members, direct and indirect equityholders, managers, trustees, employees, independent contractors, agents, advisors, Affiliates or other representatives, including legal counsel, accountants and financial advisors.

“Straddle Period” means any taxable period which includes but does not end on the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company, association or other business entity (other than a corporation), a majority of the partnership, membership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For the avoidance of doubt, the Company JVs shall not be considered Subsidiaries of the Company.

“Tax” and “Taxes” means any taxes, charges, fees, levies or other similar assessments imposed by a Governmental Entity (including income, receipts, ad valorem, value added, excise, real or personal property, sales, occupation, service, stamp, transfer, registration, natural resources, severance, premium, windfall or excess profits, environmental, customs, duties, use, licensing, withholding, employment, social security, unemployment, disability, payroll, share, capital, surplus, alternative, minimum, add-on minimum, estimated, franchise or any other similar taxes, charges, fees, levies or other similar assessments imposed by a Governmental Entity), whether computed on a separate, consolidated, unitary or combined basis or in any other manner, and includes any interest, fines, penalties, assessments, deficiencies or additions thereto.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Unitholders” means the holders of Units immediately prior to the Closing Date.

“Voting Agreement” means a voting agreement, dated as of the date hereof between Stability and Parent pursuant to which Stability will agree to vote all of the Units owned by it in favor of the Merger and the adoption of this Agreement by the Company, upon the terms and conditions set forth therein.

“Wells Fargo Credit Agreement” means that certain Credit Agreement dated as of September 29, 2014, as amended, by and between the Company and Wells Fargo Bank, National Association.

“Wells Fargo Secured Credit Agreement” means that certain Secured Credit Agreement dated as of December 19, 2014, as amended, by and between the Company and Wells Fargo Bank, National Association.

“Wells Fargo Credit Documents” means collectively the Wells Fargo Credit Agreement, the Wells Fargo Secured Credit Agreement, the Wells Fargo Delay Draw Term Note, the Wells Fargo Line of Credit Note, the Wells Fargo Swap Agreement and the Wells Fargo Term Note.

“Wells Fargo Delay Draw Term Note” means that certain Amended and Restated Delayed Draw Term Note, dated as of August 14, 2015, as amended, made by the Company in favor of Wells Fargo Bank, National Association with an original principal amount of $25,000,000.

“Wells Fargo Line of Credit Note” means that certain Line of Credit Note, dated as of September 29, 2021, as amended, made by the Company in favor of Wells Fargo Bank, National Association with an original principal amount of $20,000,000.

“Wells Fargo Swap Agreement” means that certain ISDA Master Agreement, dated as of September 22, 2014, by and between the Company and Wells Fargo, National Association.

“Wells Fargo Term Note” means that certain Term Note, dated as of December 19, 2014, as amended, made by the Company in favor of Wells Fargo Bank, National Association with an original principal amount of $29,000,000.

“Willful Breach” means a material breach that is a consequence of an act or omission knowingly undertaken or omitted by the breaching Party with the intent of causing a breach of this Agreement.

(b)          Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
Acquisition Transaction	5.2
Agreement	Preamble
Antitrust Law	5.5(c)
Audited Financial Statements	3.6(b)
Book-Entry Units	2.6(b)(ii)
Cancelled Units	2.5(b)
Certificate	2.6(b)(i)
Certificate of Merger	1.3
Chosen Courts	8.4
Closing	1.2
Closing Date	1.2
Closing Transaction Expenses Amount Excess	2.7
Closing Transaction Expenses Amount Shortfall	2.7
Company	Preamble
Company Disclosure Schedule	Article III
Company Leased Real Property	3.17(c)
Company OTC Documents	3.6(a)
Company Recommendation	Recitals
Company Securities	3.3(b)
Company Systems	3.15(g)
Confidentiality Agreement	5.6(b)
Continuing Employees	5.8(a)
Contracting Party	8.9
Corporate-Level Employees	5.8(a)(ii)
D&O Tail Policies	5.10(c)
Debt Commitment Letter	4.7
Debt Financing	4.7
Effective Time	1.3

Enforceability Exceptions	3.4(b)
Estimated Closing Transaction Expenses Amount	3.6(d)
Exchange Fund	2.6(a)
Final Closing Transaction Expenses Amount	2.7
Financial Statements	3.6(b)
GAAP	3.6(b)
Indemnification Obligation	5.10(d)
Indemnified Person	5.10(a)
Independent Accountants	5.15(g)(iii)
LAAC 401(k) Plan	5.8(d)
LAACO VEBA	5.8(e)
Leased Real Property	3.17(b)
LP Units	Recitals
Material Company Lessor Real Property Lease	3.17(c)
Material Contracts	3.16(a)
Material Real Property Lease	3.17(b)
Material Supplier	3.26
MCAP Plans	5.8(a)
Merger	Recitals
Merger Consideration	2.5(a)
Merger Sub	Preamble
Non-Party Affiliates	8.9
Other Indemnitors	5.10(d)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Material Adverse Effect	4.1
Parent Prepared Returns	5.15(a)(ii)
Paying Agent	2.6(a)
Payoff Amount	5.14
Payoff Letter	5.14
Permits	3.9(a)
PPP Lender	5.17
PPP Loan	5.17
Privacy Commitments	3.23
Processing	3.23
Proxy Statement	5.3(a)
Purchase Price Allocation Schedule	5.15(g)(ii)
Real Property	3.17(b)
SBA	5.17
Stability	Preamble
Surviving Entity	1.1
Surviving Entity Limited Partnership Agreement	2.2
Tax Contest	5.15(c)(i)
Termination Date	7.1(b)
Transaction Deductions	5.15(f)
Transfer Taxes	5.15(b)

Unaudited Interim Financial Statements	3.6(b)
Undertaking	3.3(b)
Unitholder Approval	6.1(a)
Unitholders Meeting	5.4
Unitholders’ Tax Matter	5.15(d)
Units	Recitals
WARN Act	3.13(b)

(c)          Construction. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. All references to dollar amounts in this Agreement shall be references to U.S. dollars unless otherwise expressly set forth herein. For purposes of this Agreement, the term “made available,” with respect to any document or item required to be made available to Parent or Merger Sub as of the date of this Agreement, shall mean such document or item has been made available to Parent or its Representatives in the electronic data room maintained by the Company, and is included in such data room on or before the day immediately prior to the date of this Agreement, or is included in the Company OTC Documents publicly available on or before the day that is two (2) Business Days prior to the date of this Agreement. References to the “ordinary course” or the “ordinary course of business” for any Person shall (i) refer to an action taken by a Person that is consistent in all material respects in nature, scope, and magnitude with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person taking into consideration the industry of such Person and (ii) in any event, include any action taken or omitted to be taken by the Company or any of its Subsidiaries in connection with any COVID-19 Response.

Section 8.16         Non-Recourse Against Debt Financing Sources; Waiver of Certain Claims. Notwithstanding anything to the contrary contained in this Agreement, the parties hereto hereby agree that no Debt Financing Source shall have any liability to the Company or Stability or any of their Affiliates or any other Person relating to or arising out of this Agreement, any of the Ancillary Agreements or the Debt Financing (including any claim for any Losses suffered as a result of any breach of this Agreement, any of the Ancillary Agreements or the terms of the Debt Financing), or any document related thereto (including any willful breach thereof), or the failure of the transactions contemplated hereby or thereby to be consummated), whether at law or equity, in contract or in tort or otherwise, and neither the Company nor Stability nor any of their Affiliates nor any other Person shall have any rights or claims whatsoever against any of the Debt Financing Sources under this Agreement, any of the Ancillary Agreements or in connection with the Debt Financing, whether at law or equity, in contract or in tort, or otherwise.  The Company and Stability hereby agree, on behalf of themselves and their Affiliates, that none of the Debt Financing Sources shall have any liability or obligations to the Company or Stability or any of their Affiliates relating to this Agreement, any of the Ancillary Agreements or any of the transactions contemplated herein or therein (including with respect to the Debt Financing). The Company and Stability and their Affiliates hereby waive any and all claims and causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Debt Financing Sources that may be based upon, arise out of or relate to this Agreement, any of the Ancillary Agreements, any financing commitment or the transactions contemplated hereby or thereby (including the Debt Financing). This Section 8.16 is intended to benefit and may be enforced by the Debt Financing Sources and shall be binding on all successors and assigns of the Company and Stability.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

Company

LAACO, LTD.

By:	Stability LLC, its Managing General Partner

	By:	/s/ Karen L. Hathaway
Name: Karen L. Hathaway
Title: President

By:	The Los Angeles Athletic Club, Inc., its General Partner

	By:	/s/ Karen L. Hathaway
Name: Karen L. Hathaway
Title: Chairman

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

Parent

CUBESMART, L.P.

By:	CubeSmart, its general partner

	By:	/s/ Jeffrey P. Foster
Name: Jeffrey P. Foster
Title: Chief Legal Officer & Secretary

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

Merger Sub

CS WEST MERGER SUB, L.P.

By:	CubeSmart, L.P., its general partner

By: CubeSmart, its general partner

	By:	/s/ Jeffrey P. Foster
Name: Jeffrey P. Foster
Title: Chief Legal Officer & Secretary

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

Managing General Partner

STABILITY LLC

By:	/s/ Karen L. Hathaway
Name: Karen L. Hathaway
Title: Chairman

[Signature Page to Merger Agreement]